UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Group First Quarter 2005 Report

SIGNATURES

Quarterly Report - 1st Quarter 2005

This Report has been translated into English from the original version in Italian.
In case of doubt, the Italian version shall prevail.
____________________________________________________________________________

Issue date: May 11, 2005
This Report is available on the Internet at the address:
www.fiatgroup.com

FIAT S.P.A.
Headquarters: Via Nizza 250, Turin, Italy
Paid-in capital: 4,918,113,540 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

Board of Directors

Chairman	Luca Cordero di Montezemolo

Vice Chairman	John Elkann (1)

Chief Executive Officer	Sergio Marchionne (1)

Directors	Andrea Agnelli
Angelo Benessia (2)
Tiberto Brandolini d’Adda
Flavio Cotti (1)
Luca Garavoglia (2)
Hermann Josef Lamberti (2)
Pasquale Pistorio (1)
Daniel John Winteler (1)

Secretary of the Board	Franzo Grande Stevens

(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee

Board of Statutory Auditors

Statutory Auditors	Cesare Ferrero - Chairman
Giuseppe Camosci
Giorgio Ferrino

Alternate Auditors	Giorgio Giorgi
Natale Ignazio Girolamo
Piero Locatelli

External Auditors	Deloitte & Touche S.p.A.

OVERVIEW

Effective January 1, 2005, the Fiat Group adopted the International Financial Reporting Standards (“IAS/IFRS”). In this Quarterly Report, the comparative data for the corresponding period of 2004 have thus been restated and illustrated in accordance with the new accounting standards. For more information on the content of these standards, as well as the impact of their adoption on the 2004 figures that have already been published, reference is made to the specific Appendix of this Quarterly Report.

First Quarter Performance
The Group reported revenues of 10.8 billion euros, compared with 11 billion euros in the first three months of 2004. This 2.4% decrease is due to lower unit sales in the Automobile Business Area, offset in part by gains from CNH, Iveco and the Components and Production Systems Area. Excluding Automobiles activities, revenues were up 3.2% compared with the first quarter of 2004.

In the first quarter of 2005, the Group earned a trading profit(*) of 47 million euros, up from 24 million euros in the first three months of 2004. This gain is chiefly the result of lower losses in the Automobile Business Area and improved results by CNH and Iveco.

In the first quarter of 2005, the operating income(**) rose to 729 million euros, compared with 71 million euros in the same period last year. This increase reflects an unusual gain of 715 million euros recognized following the settlement with General Motors. The portion of the expected gain posted in the first quarter was pro-rated to the proceeds received during the period, i.e. 1 billion euros out of an agreed total settlement of 1,550 million euros. The balance, estimated at 400 million euros, will be recognized upon completion of the unwinding of the joint venture.

The result before taxes improved from a loss of 267 million euros in the first three months of 2004 to income of 561 million euros in the first quarter of 2005. The 828 million euro improvement mainly reflects a 658 million euro increase in operating result and a 176 million euro reduction in net financial charges. Financial charges decreased to 199 million euros, compared with 375 million euros in the first three months of 2004, when it included a net charge of 155 million euros due to the partial closing of an equity swap on General Motors shares and related end-of-period fair market valuations.

The Group earned consolidated net income of 293 million euros in the first quarter of 2005, compared with a loss of 392 million euros in the same period a year ago. Excluding the income from the GM settlement, the year-over-year improvement would have amounted to 147 million euros.

At March 31, 2005, the Group’s liquidity (cash and marketable securities) was 5.7 billion euros (6.1 billion euros at the end of 2004). Liquidity included approximately 950 million euros (approximately 600 million euros at the end of 2004) specifically earmarked for the repayment of the debt related to securitizations executed by Financial Service Companies.

At just over 32 billion euros, the Group’s financial debt was unchanged compared with 2004 year end and included about 10 billion euros in receivables sold.

Net industrial debt (10 billion euros) grew by about 600 million euros, reflecting higher working capital requirements, only partially offset by the collection of 1 billion euros from General Motors.

Outlook
In Italy, demand for automobiles was down sharply in the first four months of 2005. Given the current expectations of anemic economic growth, a steady increase in fuel prices and the elimination of incentives for cars fueled with natural gas and similar types of vehicles, a turnaround does not appear likely over the short term.

For Europe as a whole, the demand picture is equally unfavorable, following a contraction of 3% in the first quarter of the year. The only bright spot among the Group’s main markets is Brazil, where demand expanded by a few percentage points.

Operating in such a challenging environment, Fiat Auto will have to focus on sales to final customers in order to protect its profit margins, looking to its new models to provide the momentum needed for a turnaround. The new Fiat Croma, which has been received favorably in the press, will be on the market in June. It will be followed by the innovative 159 and, in the fall, by the eagerly awaited new Fiat Punto and the exciting Alfa Romeo Brera Coupé 2+2.

Fiat Auto will have to continue to work with great determination to meet the challenge of a competition that shrinking markets are making every day more intense, in order to achieve the stated objective of ending the year with a smaller operating loss, which will also require the implementation of aggressive cost-cutting programs. Programs that Fiat Auto will be implementing during the second quarter of 2005 to reduce selling, general and administrative expenses are expected to generate annual savings of 180 million euros.

The outlook for CNH and Iveco remains favorable. In the markets in which they operate, demand will hold steady or increase slightly, and the recent, comprehensive renovation of their model lines should help them improve their performance and report higher revenues and earnings.

The conversion of the mandatory convertible facility, the completion of the Italenergia transaction and upcoming real estate disposals will strengthen the Group’s financial structure by about 5 billion euros, and significantly improve relevant ratios.

With the closing of 2004, the Fiat Group put an end to a period of net losses. Looking forward to 2005, the Group confirms its stated objective of continuing on the road to regaining its strength and expects to report a further improvement in trading profit and to achieve positive net income after unusual items.

(*)	Trading profit/(loss) is a new indicator that measures the regular company operations. It is equal to Revenues, less Cost of sales, R&D expenditures, Selling, general and administrative expenses and Other income and expense.
(**)	Operating result is currently defined as the sum of trading profit or loss, gains or losses on the sale of equity investments, restructuring charges and unusual items.

CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES

ACCOUNTING PRINCIPLES AND METHODS
This quarterly report has been prepared in accordance with Article 82 of the “Regulations for the Implementation of Legislative Decree No. 58 of February 24, 1998 on the Activities of Issuers of Securities” (Consob Resolution No. 11971 of May 14, 1999, as amended), as amended by Consob Resolution No. 14490 of April 14, 2005.

The accounting principles and valuation criteria adopted for the preparation of the quarterly report are the same as those that will be used for preparation of the consolidated financial statements at December 31, 2005, insofar as they are applicable. In particular, since European Regulation no. 1606 of July 2002 came into effect starting on January 1, 2005, the Fiat Group adopted IAS/IFRS issued by the International Accounting Standards Board and certified by the European Commission. In this quarterly report, the comparative data for the corresponding period of 2004 have thus been restated and illustrated in accordance with the new accounting standards. For more information on the content of these standards, as well as the impact of their adoption on the 2004 figures that have already been published in accordance with Italian accounting principles, reference is made to the specific Appendix of this quarterly report.

Finally, it is noted that certain valuation procedures, i.e. particularly complex procedures such as the determination of possible impairment losses on fixed assets, are generally completed only at the time of preparation of the annual consolidated financial statements, when all the necessary information is available, except those cases in which impairment indicators require a prompt assessment of possible impairments.

CHANGES IN THE STRUCTURE OF THE GROUP
The transactions affecting the scope of consolidation in the first quarter of 2005, as compared with the same period in 2004, are reviewed below:

▪	In February 2004, 70% of the capital of Fiat Engineering S.p.A. was sold to Maire Investimenti S.p.A., and the company was therefore deconsolidated as of the beginning of the year. Fiat holds put and call options and bank guarantees on the remaining 30%, in consequence of which the sale was considered to have been completed in 2004, in accordance with IFRS. Thus, a total gain of 81 million euros has been posted for the first quarter of 2004 (net of the expenses connected with the transaction).

▪	The first quarter of 2004 does not include the figures for Electronic Systems activities of Magneti Marelli, which were retroactively consolidated in the second quarter of 2004 with effect from January 1, 2004.

▪	In September 2004, Magneti Marelli sold 100% of the activities of Midas (a provider of automotive repair and maintenance services) in Europe and Latin America to the Norauto Group. These activities were deconsolidated effective September 30, 2004.

▪	As part of the agreement for sale of the European activities of Fiat Auto Holdings in the field of retail consumer financing for automobile purchases to Fidis Retail Italia, sale of the equity investment in the financial company active in the United Kingdom to Fidis Retail Italia was completed in the fourth quarter of 2004.

▪	In the first quarter of 2005, Magneti Marelli increased its equity investment and thus acquired control of the automotive light manufacturer Mako Elektrik Sanayi Ve Ticaret A.S. from the Turkish group Koç. The company, previously accounted for using the equity method, was consolidated line by line effective January 1, 2005.

▪	In the first quarter of 2005, 65% of the temporary employment agency WorkNet was sold. This activity was deconsolidated effective January 1, 2005.

These changes in the scope of operations do not have a significant overall impact on the comparability of the data for the two reference periods. Analysis of the individual areas highlight the respective effects, as appropriate.

To provide clear information on the Group’s operating performance, the financial figures are illustrated and commented in the chapter “Financial Position and Operating Results by Activity Segment” broken down according to Industrial Activities and Financial Services.

OPERATING PERFORMANCE OF THE FIAT GROUP

	1st Quarter	1st Quarter

(in millions of euros)	2005	2004
Net revenues	10,755	11,024
Cost of sales	9,178	9,438
S.G.&A.	1,111	1,132
Research and development	339	343
Other income (expenses)	(80)	(87)
Trading profit	47	24
Gain (loss) on the disposal of equity investments	(1)	87
Restructuring costs	32	40
Other unusual income (expenses)	715	-
Operating result	729	71
Financial income (expenses)	(199)	(375)
Result of equity investments	31	37
Result before taxes	561	(267)
Income taxes	268	125
Result of continued operations	293	(392)
Result of discontinued operations	-	-
Net result before minority interest	293	(392)
Minority interest in net result	(2)	(2)
Group interest in net result	295	(390)

Revenues
Consolidated revenues totaled 10,755 million euros in the first quarter of 2005, compared with 11,024 million euros in the first quarter of 2004. The 2.4% reduction was due to the contraction in volumes in the Automobiles business area, which was partially offset by improved performance at Iveco, CNH, notwithstanding the negative foreign exchange effect, and in the Components and Production Systems Business Area.

Revenues by Business Area
Starting January 1, 2005, Group activities were redefined as follows:

- Ferrari - Maserati have been added to the “Automobiles” Business Area;
- Magneti Marelli, Teksid, and Comau comprise the “Components and Production Systems” Business Area;
- all remaining activities are grouped together under “Other Businesses”.

	1st Quarter

(in millions of euros)	2005	2004	% change
Automobiles (Fiat Auto, Maserati, Ferrari)	4,981	5,431	-8.3
Agricultural and Construction Equipment (CNH)	2,333	2,297	+1.6
Commercial Vehicles (Iveco)	2,228	2,126	+4.8
Components and Production Systems (Magneti Marelli, Teksid, Comau)	1,519	1,433	+6.0
Other Businesses (Services, Publishing, Holdings and Miscellanea)	386	470	-17.9
Eliminations	(692)	(733)	n.a.
Total for the Group	10,755	11,024	-2.4

Automobiles
	1st Quarter

(in millions of euros)	2005	2004	% change
Fiat Auto	4,623	5,095	-9.3
Ferrari - Maserati	358	336	+6.5
Total	4,981	5,431	-8.3

The Automobiles business area posted aggregate net revenues of 4,981 million euros in the first quarter of 2005, down 8.3% with respect to the first three months of 2004. In particular:

▪
Fiat Auto closed the first quarter of 2005 with revenues of 4,623 million euros, down by 9.3% from the 5,095 million euros posted in the first three months of 2004, due to the contraction in volumes.

These volumes reflect vehicles sold, while, according to IFRS, for vehicles sold under buy-back commitments, particularly those with a term in excess of 12 months, only “rental” revenues may be posted, with the rent being equal to the difference between the sale and buy-back price, as allocated over the term of the agreement. Consequently, the volume performance might not immediately correlate with revenue performance.

Financial services activities alone posted revenues of 153 million euros, or 21% less compared to the corresponding quarter last year, due to lower levels of activity and the sale of retail financing activities in Great Britain in the last quarter of 2004.

In Western Europe, economic uncertainty dampened demand of vehicles, which fell overall by 2.6% with respect to the first quarter of 2004. Among the principal markets, France (+3.7%) was the only one that reported growth, while demand was stable in Spain and negative in Germany (-2%), Italy (-5.7%), and Great Britain (-7.2%). During the first quarter, aggregate deliveries by Fiat Auto, which totaled approximately 419,000 units, fell by 11.8% with respect to the first quarter of 2004. In Western Europe, 285,000 units were delivered, down by 14.9%. Commercial performance was negatively impacted by the unfavorable trend on the European market, and in particular by the marked downturn in Italy, stiff competition faced by the Sector, and the anticipation of the launch of new models. The contraction in sales affected all the principal countries of Europe except for France (where sales were in line with those of the first quarter 2004), with decreases of 11.8% in Italy, 4.7% in Spain, and 28.4% in Germany. The market share in Italy, 28.3%, fell by one point from the first quarter of 2004; the same trend was reported in Western Europe, where Fiat Auto’s share (7%) fell by 1.1 percentage points. In Poland, the contraction in demand continued, declining by approximately 34%, which caused a severe downturn in sales of approximately 48%. In Brazil, the economic upturn impacted the demand of vehicles (+3.9%) with respect to the first quarter of 2004. This trend had a positive impact on sales by Fiat Auto (+3.3%) and the market share grew by one percentage point from 22.5% to 23.5%.

▪	Ferrari - Maserati reported revenues of 358 million euros in the first quarter of 2005, up 6.5% with respect to the first quarter of 2004. The increase was attributable to higher volumes at Maserati, due to the continuing success of its Quattroporte model. Ferrari sales decreased slightly in consequence of the phasing out of the 360 and “Enzo” from the model lineup. These decreases were partially offset by the upturn in sales of the 612 Scaglietti and the introduction of the new F430 model, which benefited from a significant number of orders.

Agricultural and Construction Equipment
In the first quarter of 2005, CNH reported revenues of 2,333 million euros, up 1.6% with respect to the first quarter of 2004. This gain was achieved despite the negative effect of the dollar-euro exchange rate. On a comparable exchange rate basis, revenues increased by approximately 3%, due to the positive performance of construction equipment and price trends, offset by a decrease in agricultural equipment sales, particularly in Latin America. Financial services activities posted revenues of 186 million euros, an increase of approximately 9%.

The global agricultural equipment market was stable with respect to the first quarter of 2004. In North America demand was up 6% due to higher sales of high-powered tractors and a significant gain reported for combine harvesters. In Latin America, the combine harvester market significantly contracted, in addition to decreased demand for tractors. Demand contracted in Western Europe as well, both for combine harvesters and, to a lower extent, for tractors. The overall units sold by the CNH agricultural equipment business decreased by 4.6%. Combine harvester sales were heavily penalized by the contraction in demand on the Latin American market and suffered from the reorganization of production in North America, while sales rose in Western Europe, where the company increased its market share. Lower sales were also reported in the tractor segment. Downturns occurred in North America and Western Europe, which were partially offset by the strong performance posted elsewhere around the world.

The construction equipment market grew by 6% overall in comparison with the first quarter of 2004. The demand for light equipment grew in the most important geographic regions. The demand for heavy equipment remained very strong in North America, Latin America, and Western Europe,. and conversely contracted significantly elsewhere worldwide. Sector sales volumes increased by about 10%. Major gains were reported both for light equipment sales in Western Europe and the Americas, and for heavy equipment sales in North America and Latin America, against stable volumes in Western Europe.

Commercial Vehicles
Iveco closed the first quarter of 2005 with revenues of 2,228 million euros, posting an increase of 4.8% with respect to the first quarter of 2004. The increase in sales volumes and the consequent increase in revenues was partially offset by lower revenues from sales of spare parts, and a different mix of products and markets. Finally, as described in the review of Fiat Auto, due to the sales carried out with buy-back commitments, there may not be correlation between revenues and volumes.

Financial service activities posted revenues of 130 million euros, approximately 16% less than in the first quarter of 2004.

In Western Europe, the market for commercial vehicles with a curb weight of > 2.8 tons increased overall by 4.5% with respect to the first quarter of 2004. The demand for heavy vehicles posted the highest rate of growth, followed by the strong demand for light vehicles, while the medium vehicle market was stable. Demand increased in all the principal European countries, especially France and Great Britain, with the exception of Italy, where demand remained stable with respect to the first quarter of 2003 due to the poor performance of light and medium vehicles, which was offset by higher demand for heavy vehicles. The market share of Iveco in Western Europe posted a slight gain (+0.1 percentage points) with respect to the first quarter of 2004, realized through improvement in the light vehicle segment, especially in Italy and Germany, against a reduction in the share in the heavy and medium segments.

During the quarter, Iveco delivered a total of 41,300 vehicles, including 2,228 with a buy-back commitment, realizing major growth (+14.4%) in comparison with the same period of 2004. In Western Europe, 30,500 vehicles were sold, for an increase of 12.6%, with the contribution of all segments. On a country-by-country basis, major improvements in performance were reported in Germany (+19.5%) and France (+10.9%) with growth in all product lines, in Great Britain (+59.9%), and in Spain (+7.7%). In contrast, deliveries in Italy (-4.3%) were impacted by weak demand in the light and medium segments, offset by improvement in the heavy segment.

Among other products, bus sales remained stable with respect to the same period a year earlier, realizing a slight increase that was stimulated by the growth in demand on the principal markets of Western Europe, balanced by decreases in Central Europe.

Components and Production Systems
	1st Quarter

(in millions of euros)	2005	2004	% change
Components (Magneti Marelli)	966	861	+12.2
Metallurgical Products (Teksid)	237	224	+5.8
Production Systems (Comau)	316	348	-9.2
Total	1,519	1,433	+6.0

The Components and Production Systems Business Area posted aggregate revenues of 1,519 million euros in the first quarter of 2005, up 6% with respect to the first three months of 2004. In particular:

▪
Magneti Marelli, with revenues of 966 million euros, reported an increase of 12.2% with respect to the first quarter of 2004, which stemmed from the different scope of consolidation. The revenues for the quarter include the amounts of the Electronic Systems business, which was consolidated in the second quarter of 2004, and Mako, a company that was consolidated effective January 1, 2005. On a comparable consolidation basis, revenues slipped by approximately 4% due to the reduction in volumes, particularly in the Engine Control area, in consequence of the soft automotive market and lower sale prices.

▪
Teksid posted revenues of 237 million euros in the first quarter of 2005, up 5.8% with respect to the same period of the previous year, principally due to the impact of higher sale prices resulting from the increase in raw material prices. The Cast Iron Business Unit reported higher volumes (+2%) stemming from sales to third parties in North America and Brazil. On the other hand, the Magnesium Business Unit reported lower activity, with its sales volumes declining by 14% due to the slowdown in demand sustained by North American car makers, particularly for SUVs.

▪	Comau reported revenues of 316 million euros in the first quarter, down 9.2% with respect to the first quarter of 2004, in connection with the transfer to the Iveco, Magneti Marelli, and CNH Sectors of its service activities in Europe. When this effect is excluded, revenues increased slightly (approximately +2%) with respect to the amount for the first quarter of 2004, notwithstanding a decrease in activities in North America.

Other Businesses
	1st Quarter

(in millions of euros)	2005	2004	% change
Services (Business Solutions)	171	237	-27.8
Publishing and Communications (Itedi)	93	102	-8.8
Holdings and Miscellanea	122	131	-6.9
Total	386	470	-17.9

The Other Businesses reported aggregate revenues of 386 million euros in the first quarter of 2005, down 17.9% with respect to the first three months of 2004. In particular:

▪
Business Solutions, with revenues of 171 million euros, reported a decrease of 27.8% with respect to the first quarter of 2004 that was partly due to the change in the scope of consolidation (principally sale of the WorkNet temporary employment agency). On a comparable basis, revenues decreased by approximately 13% due to lower volumes of activity for customers outside the Group and the redefinition and consequent downsizing of the scope of services provided to Group companies.

▪	Itedi had revenues of 93 million euros during the quarter. The 8.8% decrease with respect to the first quarter of 2004 was caused by the reduction in advertising revenues and promotional activities, in addition to lower daily newspaper sales.

Trading Profit

In the first quarter, the Fiat Group reported a trading profit of 47 million euros, compared with a trading profit of 24 million euros in the first three months of 2004. The lower loss in the Automobiles business area and the improved performance at Iveco and CNH were the principal causes of improvement, which was partly offset by the deterioration in the result of the Components and Production Systems business area.

Trading profit by Business Area
	1st Quarter

(in millions of euros)	2005	2004	Change
Automobiles (Fiat Auto, Maserati, Ferrari)	(166)	(185)	+19
Agricultural and Construction Equipment (CNH)	124	118	+6
Commercial Vehicles (Iveco)	65	60	+5
Components and Production Systems (Magneti Marelli, Teksid, Comau)	29	35	-6
Other Businesses (Services, Publishing, Holdings and Miscellanea) and Eliminations	(5)	(4)	-1
Total for the Group	47	24	+23

Automobiles
	1st Quarter

(in millions of euros)	2005	2004	Change
Fiat Auto	(129)	(146)	+17
Ferrari - Maserati	(37)	(39)	+2
Total	(166)	(185)	+19

In the first quarter of 2005, the Automobiles business area reported a trading loss of 166 million euros, compared with a loss of 185 million euros in the first three months of 2004. In particular:

▪
Fiat Auto had a trading loss of 129 million euros in the first quarter of 2005, representing a slight improvement with respect to the loss of 146 million euros in the first quarter of 2004. The substantial savings realized on overhead, lower research costs, and the preference for sale channels with higher profit margins, offset the contraction in volumes. Financial service activities posted trading income of 14 million euros (12 million euros in the first three months of 2004).

▪	Ferrari - Maserati closed the first quarter of 2005 with a trading loss of 37 million euros, which was penalized by the seasonal trend in Formula 1 competition operating costs. The improvement with respect to the trading loss of 39 million euros, in the first quarter of 2004 is mainly attributable to major efficiency gains on product costs, which were offset by the less favorable sales mix, the negative foreign exchange effect, and higher research and development costs in Maserati.

Agricultural and Construction Equipment
CNH closed the first quarter of 2005 with a trading profit of 124 million euros, compared to trading profit of 118 million euros in the first three months of 2004. The improvement in sales prices, higher volumes for construction equipment, and efficiency gains on production costs were offset by the lower volumes posted in the agricultural business, which was particularly penalized by lower sales of high margin products, and increased raw material costs. Further benefits were realized upon conclusion of labor union negotiations in North America that redefined corporate social security and medical care commitments to employees. Financial service activities posted a trading profit of 52 million euros against 42 million euros in the first three months of 2004 due to the improvement in the quality of portfolio.

Commercial Vehicles
Iveco had a trading profit of 65 million euros, an improvement of 5 million euros with respect to the first quarter of 2004. The positive contribution from the increase in volumes and the efficiencies realized on product costs was absorbed by increased raw material prices, higher research and development costs, and expenses for the support of commercial activities. Financial service activities closed the quarter with a trading profit of 5 million euros, an improvement with respect to the 3 million euros posted during the first quarter of 2004, mainly due to a decreased credit risk.

Components and Production Systems
	1st Quarter

(in millions of euros)	2005	2004	Change
Components (Magneti Marelli)	33	32	+1
Metallurgical Products (Teksid)	5	11	-6
Production Systems (Comau)	(9)	(8)	-1
Total	29	35	-6

The Components and Production Systems business area reported a trading profit of 29 million euros in the first quarter of 2005, against 35 million euros in the first quarter of 2004. In particular:

▪
Magneti Marelli reported a trading profit of 33 million euros in the first quarter of 2005, which includes the positive effect of the change in the scope of consolidation for 13 million euros. The decrease of 12 million euros on a comparable consolidation basis with respect to the first quarter of 2004 stems from the negative impact of lower sales volumes and the unfavorable price/cost ratio, which were partly offset by efficiency gains on production and overhead.

▪
Teksid closed the first quarter of 2005 with a trading profit of 5 million euros, against 11 million euros in the first quarter of 2004. The sharp increase in raw material costs was fully recovered through sale prices, but lower volumes at the Magnesium Business Unit and reduced sundry income had a significant negative impact.

▪	Comau reported a trading loss of 9 million euros in the first quarter of 2005, as compared with a trading loss of 8 million euros for the same period of 2004. Unfavorable price trends, resulting from strong competitive pressures were substantially offset by efficiency gains on contract work and overhead.

Other Businesses
	1st Quarter

(in millions of euros)	2005	2004	Change
Services (Business Solutions)	2	11	-9
Publishing and Communications (Itedi)	5	2	+3
Holdings, Miscellanea and Eliminations	(12)	(17)	+5
Total	(5)	(4)	-1

In the first quarter of 2005, the Other Activities registered a trading loss of 5 million euros, compared to a trading loss of 4 million euros in the first quarter of 2004.

▪
Business Solutions posted a trading profit of 2 million euros, compared to a trading profit of 11 million euros in the first quarter of 2004. The reduction was determined by the negative impact of volumes.

▪	Itedi closed the first quarter of 2005 with a trading profit of 5 million euros. The improvement with respect to the 2 million euros trading profit reported in the first quarter of 2004 is mainly attributable to efficiency gains, reduced partly by the negative impact of lower revenues.

Operating Result
In the first quarter of 2005, the operating result grew to 729 million euros, compared with 71 million euros in the same period last year. This increase reflects an “Unusual gain” of 715 million euros (net of related costs) recognized following the settlement with General Motors. The portion of the expected gain posted in the first quarter was pro-rated to the proceeds received during the period, i.e. 1 billion euros out of an agreed total settlement of 1,550 million euros. The balance, estimated at 400 million euros, will be recognized upon completion of the unwinding of the joint venture. Net of this amount, operating income would have decreased, due to the lower gains from disposal of equity investments, which in the first quarter of 2004 had benefited from the gain stemming from the sale of Fiat Engineering S.p.A. (81 million euros net of the costs connected with the operation).

Restructuring costs, totaling 32 million euros, were posted mainly at Fiat Auto upon restructuring of the Fiat GM-Powertrain joint venture.

Net Result
Net financial expenses totaled 199 million euros, compared with the 375 million euros in the same period of 2004. In the first quarter of 2004, the partial unwinding of the equity swap agreement on General Motors shares and related mark to market valuations at period end resulted in a net loss of 155 million euros in accordance with IFRS. The additional improvement of 21 million euros is the result of a series of factors, including the positive foreign exchange difference on translation of the financial expenses reported by companies outside the eurozone and more efficient mix of funding.
As previously mentioned in the section on accounting principles, financial expenses include the interest cost component of pensions plans and other employee benefits, totaling approximately 33 million euros (31 million euros in the first quarter of 2004).

The Group’s result before taxes increased from a loss of 267 million euros in the first quarter of 2004 to income of 561 million euros in the first quarter of 2005. Of the 828 million euro improvement, 658 million euros are attributable to growth in operating income and 176 million euros to lower above-mentioned net financial expenses.

In the first quarter of 2005, income taxes totaled 268 million euros, including the reversal of 177 million euros in deferred tax assets reported at December 31, 2004 by Fiat S.p.A. related to the income generated by the termination of the Master Agreement with General Motors. IRAP totaled 23 million euros, and the remaining 68 million euros reflect current and deferred tax liabilities, referring principally to foreign companies. Income taxes in the first quarter of 2004 totaled 125 million euros, of which 38 million euros for IRAP and 87 million euros relating to foreign companies.

The net income before minority interest in the first quarter of 2005 was 293 million euros, against a loss of 392 million euros in the same period of 2004.
The minorities incurred a loss of 2 million euros, in line with the first quarter of 2004.

Group interest in net income amounted to 295 million euros in the first quarter of 2005, against a loss of 390 million euros in the same period of 2004.

BALANCE SHEET OF THE FIAT GROUP
(in millions of euros)	Net Debt	At 03.31.2005	At 12.31.2004
Intangible assets		5,756	5,578
- Goodwill		2,255	2,157
- Other intangible fixed assets		3,501	3,421
Property, plant and equipment		9,627	9,853
Investment property		32	46
Investment and other financial assets		3,205	4,025
Leased products		706	740
Deferred tax assets		2,202	2,402
Non-Current Assets		21,528	22,644
Inventories		7,481	6,841
Trade receivables		5,743	5,491
Receivables from financing activities		17,600	17,498
Other financial assets	(*)	629	851
Current equity investments		36	33
Other receivables		2,833	2,734
Assets held for sale		926	15
Marketable securities	(*)	588	353
Cash and cash equivalents	(*)	5,148	5,767
Current Assets		40,984	39,583
Accrued income and prepaid expenses		270	295
TOTAL ASSETS		62,782	62,522
Total Assets adjusted for asset-backed financing transactions		52,835	52,348
Stockholders’ equity		5,404	4,928
Provisions		7,434	7,290
- Employee benefits		3,777	3,682
- Other provisions		3,657	3,608
Debt	(*)	32,121	32,191
- Asset-backed financing		9,947	10,174
- Other Debt		22,174	22,017
Other financial liabilities	(*)	169	203
Trade payables		11,032	11,697
Other liabilities		4,502	4,561
Deferred tax liabilities		453	522
Accrued expenses and deferred income		1,667	1,130
TOTAL EQUITY AND LIABILITIES		62,782	62,522
Total Equity and Liabilities adjusted for asset-backed financing transactions		52,835	52,348

NET DEBT	(*)	(25,925)	(25,423)

The changes in the principal asset and liability items, as well as working capital and net debt, are discussed in detail as follows.

▪
"Intangible assets” increased by 178 million euros with respect to December 31, 2004, primarily due to the appreciation of the dollar versus the euro, which generated an increase in “Goodwill” (referring mainly to CNH) of approximately 95 million euros and in “Other intangible fixed assets” of approximately 35 million euros. These also increased in consequence of the positive 190 million euro balance of investments (mainly development costs) and amortization (141 million euros). In the first quarter of 2005, capitalized development costs totaled 171 million euros (159 million euros in the first quarter of 2004);

▪
“Property, plant, and equipment,” included vehicles sold with a buy-back commitment for a term longer than 12 months in the amount of 1,464 million euros at March 31, 2005 (1,522 million euros at December 31, 2004), decreased during the quarter by 226 million euros. The change is mainly attributable to the negative balance between investments (273 million euros) and depreciation (402 million euros), disposals during the period (184 million euros, including transfers to the item “Assets held for sale”), which were only partially offset by positive foreign exchange differences of approximately 85 million euros. Assets sold with buy-back commitments involved investments of 87 million euros, depreciation of 45 million euros, and disposals of approximately 80 million euros;

▪
“Leased Products” decreased by 34 million euros, mainly in consequence of depreciation during the period for 45 million euros. Investments during the first three months of 2005 (53 million euros) were largely in line with disposals;

▪
“Deferred tax assets” decreased by 200 million euros, of which 177 million euros as a reversal of deferred tax assets reported at December 31, 2004 by Fiat S.p.A. upon the recognition of an unusual gain correlated with the termination of the Master Agreement with General Motors;

▪
“Receivables from financing activities” increased by 102 million euros with respect to December 31, 2004. Net of the increase for translation difference, which totaled approximately 350 million euros for CNH, the decrease is principally attributable to the reduction in receivables for financing of the Automobiles Sector dealer network (in connection with lower volumes) and collection of financial receivables by Fiat Partecipazioni, partly offset by the seasonal increase in financing to the network of CNH.

▪
“Assets held for sale” include the interest held in Italenergia Bis, accounting for 856 million euros, and real estate, accounting for the remainder. For Italenergia Bis, the reallocation follows the put option exercise, and for the main part of the real estate, it follows the undersigning of a preliminary sale contract. Both of them occurred in the first quarter of 2005.

At March 31, 2005 receivables due after that date that had been sold without recourse on a final basis (in compliance with IAS 39 de-recognition requirements), totaled 1,487 million euros (1,623 million euros at December 31, 2004).

In regard to the principal liability items:

▪
“Stockholders’ equity” at March 31, 2005 totaled 5,404 million euros, or 476 million euros more than the 4,928 million euros at December 31, 2004. The change is attributable to the net income for the period (293 million euros) and, for the remainder, mainly in consequence of the positive foreign currencies translation differences.

Group interest in stockholders’ equity rose from 4,304 million euros at December 31, 2004 to 4,760 million euros on March 31, 2005, mainly on account of the net income posted during the period (295 million euros) and the positive change in foreign currencies translation differences.

▪	“Provisions” increased by 144 million euros during the first quarter of 2005, of which approximately 90 million euros due to the effect of changes in foreign currencies translation differences.

Working Capital

To improve analysis of changes in working capital during the first quarter, the impact of items related to sales of vehicles with buy-back commitment is examined separately. Assets sold with buy-back commitments whose term exceeds 12 months, accounted for under “Property, plant, and equipment”, are also included.

(in millions of euros)	Notes	At 03.31.2005	At 12.31.2004	Change
Inventories (Vehicles sold under buy-back within 12 months)		723	603	+120
Other liabilities	(1)	(1,949)	(1,942)	-7
Working capital related to buy-back		(1,226)	(1,339)	+113
Vehicles sold under buy-back beyond 12 months included in non-current asset		1,464	1,522	-58
Total items connected with buy-back options		238	183	+55

(1) Payables to customers corresponding to the buy-back price upon expiration of the relative contracts, together with the amount of the fees paid in advance by the customers, equal upon signing of those contracts to the difference between the sale price and the buy-back price to be allocated over the entire term of the agreement.

Working capital, net of items related to buy-back commitments, totaled a positive 352 million euros at March 31, 2005 with respect to the negative value of 688 million euros at December 31, 2004.

(in millions of euros)	At 03.31.2005	At 12.31.2004	Change
Inventories	6,758	6,238	+520
Trade receivables	5,743	5,491	+252
Trade payables	(11,032)	(11,697)	+665
Other receivables/(Payables), accruals and deferrals	(1,117)	(720)	-397
Working capital	352	(688)	+1,040

“Inventories” totaled 6,758 million euros, up 520 million euros with respect to the 6,238 million euros reported at December 31, 2004. During the first quarter, the change was mainly attributable to seasonal increase in the inventories of Iveco and CNH, in addition to the foreign exchange translation difference for approximately 100 million euros.

“Trade receivables” increased from December 31, 2004 by a total of 252 million euros, as the result of Fiat Auto sales outside the dealers network, and other commercial transactions, as well as the seasonal growth of CNH, which was offset only partly by the decrease posted for Holdings and Miscellanea (principally in consequence of amounts received for the High-Speed Railway contract of Fiat S.p.A.).

“Trade payables” at March 31, 2005 decreased by a total of 665 million euros with respect to December 31, 2004, mainly in consequence of lower production levels at Fiat Auto.

“Other Receivables/(Payables) accruals and deferrals” increased by a negative 397 million euros, of which 284 million euros represent the deferred income for the portion of the 1 billion euros paid by General Motors that will be reported as unusual income at the closing of the joint venture liquidation process.

Net Debt
On March 31, 2005, consolidated net debt totaled 25,925 million euros, up 502 million euros from the 25,423 million euros at December 31, 2004 due to translation differences and operating requirements (seasonal growth in working capital and decrease in sales of Fiat Auto), only partly offset by the collection of 1 billion euros from General Motors.

At March 31, 2005, cash and cash equivalents included approximately 950 million euros (approximately 600 million euros at the end of 2004) specifically earmarked for the repayment of the debt related to securitizations represented under “Asset-backed financing”.

The following table breaks down the net debt of the Fiat Group.

(in millions of euros)	Notes	At 03.31.2005	At12.31.2004	Change
Debt		(32,121)	(32,191)	+70
- Asset-backed financing		(9,947)	(10,174)	+227
- Other Debt		(22,174)	(22,017)	-157
Other financial liabilities	(1)	(169)	(203)	+34
Other financial assets	(1)	629	851	-222
Marketable securities		588	353	+235
Cash and cash equivalents		5,148	5,767	-619
Net debt		(25,925)	(25,423)	-502
Industrial Activities		(10,061)	(9,447)	-614
Financial Services		(15,864)	(15,976)	+112

(1) It includes the positive and negative fair value of derivative financial instruments.

Following the change in the debt of the Fiat Group, the banks that provided the mandatory convertible facility will have the right but not the obligation, according to contractual terms and conditions to proceed with an early conversion of the facility into capital for an amount up to 2 billion euros.

Consolidated Statement of Cash Flows
Cash and cash equivalents, which totaled 5,148 million euros at March 31, 2005, decreased by 619 million euros with respect to December 31, 2004, which totaled 5,767 million euros.

Marketable securities increased by 235 million euros (231 million euros net of exchange rate changes), from 353 million euros at December 31, 2004 to 588 million euros at March 31, 2005. Overall, Group cash, cash equivalents and marketable securities at March 31, 2005 totaled 5,736 million euros, down by 384 million euros with respect to December 31, 2004.

The following table reports the consolidated statement of cash flows of the Fiat Group for the first quarter of 2005 and the first quarter of 2004. The cash flows generated by sales of vehicles with buy-back commitments (agreements for buy-back within and beyond 12 months) are grouped under a single item for transactions during the period, which includes the change in working capital analyzed hereinabove, the investments in assets included in “Property, plant, and equipment,” depreciation, gains/losses and the proceeds from disposal of assets sold upon the expiration of contracts with a term longer than 12 months.

(in millions of euros)			1st Quarter 2005	1st Quarter 2004
A)	Cash and cash equivalents at period-start		5,767	6,845
B)	Cash flows provided by (used in) operating activities during the period:
	Net result before minority interest		293	(392)
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		549	552
	Gain/loss and other non monetary items		(11)	(127)
	Change in provisions		76	(229)
	Change in deferred income taxes		182	40
	Change in items due to buy-back commitments		(80)	(64)
	Change in working capital		(1,070)	(464)
	Total		(61)	(684)
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(429)	(477)
	-	Equity investments	(8)	(97)
	Proceeds from the sale of fixed assets		10	190
	Net change in receivables from financing activities		296	1,049
	Change in marketable securities		(231)	282
	Other changes		(8)	(40)
	Total		(370)	907
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(280)	(1,485)
	Increase in capital stock		3	3
	Total		(277)	(1,482)
	Translation exchange differences		89	62
E)	Total change in cash and cash equivalents		(619)	(1,197)
F)	Cash and cash equivalents at period-end		5,148	5,648

The cash flow used in operating activities during the first quarter of 2005 totaled 61 million euros. During the quarter, the increase in working capital, which on a comparable scope of operations absorbed a total of 1,070 million euros, and the outflow due to buy-back transactions (80 million euros), were mainly offset by operating cash flow (net income plus amortization, depreciation, and change in provisions).

Investment activities absorbed a total of 370 million euros. Net of the increase in marketable securities (231 million euros during the quarter), which mainly represent a temporary investment of cash, investment activities absorbed a total of 139 million euros.

The decrease in receivables from financing activities, which generated 296 million euros in cash, is mainly attributable to the decrease in financing extended through financial services activities and to the collection of financial receivables by Fiat Partecipazioni.

Capital expenditure mainly related to:

▪	Property, plant and equipment for 239 million euros, including 53 million euros in investments in vehicles to be used for long-term leasing operations;
▪	Intangible assets for 190 million euros, of which 171 million euros for development costs.

Financing activities absorbed a total of 277 million euros during the first quarter, stemming from the decrease in other financial assets/liabilities (-280 million euros), to a significant extent are in consequence of the reduction in asset-backed financing.

Personnel
At March 31, 2005, the Group had 162,652 employees, approximately 2,100 up than the 160,549 employees at December 31, 2004. This change includes an increase of approximately 1,800 employees due to changes in the scope of consolidation, particularly in consequence of consolidation of Mako by Magneti Marelli and the sale of WorkNet.
The comparable change thus involved an increase of approximately 300 employees, mainly at Iveco and Magneti Marelli.

FINANCIAL REVIEW BY ACTIVITY SEGMENT

The following analyses of the consolidated statement of operations and balance sheet show separately consolidated data of the Group's Industrial and Financial Activities (which include the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco).

Principles of analysis

The classification between Industrial Activities and Financial Services was realized by defining specific sub-consolidated financial statements according to the normal business performed by each Group company.

The equity investments held by companies belonging to an activity segment in companies included in another segment were accounted for using the equity method.

To avoid distorting the net result to be represented here, the effect of this valuation on the statement of operations is illustrated under the item “Result of intersegment equity investments.”

The holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) were classified under Industrial Activities.

The sub-consolidated financial statements of the Industrial Activities also include companies that operate centralized cash management activities, i.e. raise financial resources on the market and finance Group companies, without providing financial services support to third parties.

Operating Performance by Activity Segment

	1st Quarter 2005			1st Quarter 2004

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	10,755	10,441	485	11,024	10,646	539
Cost of sales	9,178	9,015	333	9,438	9,200	400
S.G.&A.	1,111	1,043	69	1,132	1,065	66
Research and development	339	339	-	343	343	-
Other income (expenses)	(80)	(71)	(9)	(87)	(76)	(11)
Trading profit/loss	47	(27)	74	24	(38)	62
Gain (loss) on the disposal of equity investments	(1)	(1)	-	87	87	-
Restructuring costs	32	32	-	40	39	1
Other unusual income (expenses)	715	715	-	-	-	-
Operating result	729	655	74	71	10	61
Financial income (expenses)	(199)	(199)	-	(375)	(375)	-
Result of equity investments (*)	31	22	9	37	27	10
Result before taxes	561	478	83	(267)	(338)	71
Income taxes	268	243	25	125	103	22
Net result	293	235	58	(392)	(441)	49
Result of intersegment investments	-	58	-	-	49	36
Group interest in net result	293	293	58	(392)	(392)	49

(*) This item includes investment income as well as writedown and upward adjustments in non-intersegment equity investments accounted for using the equity method.

Industrial Activities
In the first quarter of 2005 net revenues for Industrial Activities totaled 10,441 million euros, decreasing by approximately 1.9% with respect to the same period of the previous year due to lower sales at Fiat Auto, partly offset by increased revenues in CNH, notwithstanding a negative foreign exchange difference, and in Iveco and Magneti Marelli, which benefited from the positive effect of the variation in the scope of consolidation.

In the first quarter of 2005, Industrial Activities reported a trading loss of 27 million euros, compared with a loss of 38 million euros in the first quarter of the previous year, which is mainly due to the reduced loss at Fiat Auto.

The operating result of Industrial Activities increased from 10 million euros in the first quarter of 2004 to 655 million euros in the first quarter of 2005 due to an unusual gain (net of related costs) of 715 million euros, upon termination of the Master Agreement with General Motors. Excluding this amount, operating income would have decreased due to lower gains from the disposal of equity investments (the first quarter of 2004 benefited from income of 81 million euros upon disposal of Fiat Engineering).

Financial Services
In the first quarter of 2005, Financial Services generated net revenues totaling 485 million euros, approximately 10% less than those for the corresponding period of 2004. During the first three months of 2005, the increased levels of activity in the Agricultural and Construction Equipment Sector with respect to 2004 only partly set off the decrease reported by Fiat Auto and Iveco.

The trading profit was 74 million euros (of which 52 million euros reported by CNH), up by 12 million euros (of which 10 million euros reported by CNH) from the first quarter of 2004. The significant improvement in the result of financial services reported by CNH is attributable to the reduced risk level of the asset portfolio.

The income before taxes in the first quarter of 2005 is a positive 83 million euros, up 12 million euros from the 71 million euros posted in the first quarter of 2004. This increase reflected the hereinabove improved trading profit.

Balance Sheet by Activity Segment

	At 03.31.2005			At 12.31.2004

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets	5,756	5,642	114	5,578	5,468	110
- Goodwill	2,255	2,160	95	2,157	2,067	90
- Other intangible fixed assets	3,501	3,482	19	3,421	3,401	20
Property, plant and equipment	9,627	9,584	43	9,853	9,807	46
Investment property	32	32	-	46	46	-
Investment and other financial assets	3,205	5,172	554	4,025	5,834	565
Leased products	706	1	705	740	7	733
Deferred tax assets	2,202	2,069	133	2,402	2,286	117
Non-Current Assets	21,528	22,500	1,549	22,644	23,448	1,571
Inventories	7,481	7,372	109	6,841	6,752	89
Trade receivables	5,743	5,700	442	5,491	5,517	445
Receivables from financing activities	17,600	7,402	17,393	17,498	7,474	17,418
Other financial assets	629	595	33	851	814	26
Current equity investments	36	36	-	33	33	-
Other receivables	2,833	2,690	176	2,734	2,673	216
Assets held for sale	926	926	-	15	11	4
Marketable securities	588	258	360	353	239	189
Cash and cash equivalents	5,148	3,958	1,204	5,767	4,893	873
Current Assets	40,984	28,937	19,717	39,583	28,406	19,260
Accrued income and prepaid expenses	270	264	8	295	257	39
TOTAL ASSETS	62,782	51,701	21,274	62,522	52,111	20,870
Total Assets adjusted for asset-backed financing transactions	52,835	49,621	13,229	52,348	49,489	12,956
Stockholders’ equity	5,404	5,404	2,304	4,928	4,928	2,173
Provisions	7,434	7,276	159	7,290	7,117	173
- Employee benefits	3,777	3,753	24	3,682	3,656	26
- Other provisions	3,657	3,523	135	3,608	3,461	147
Debt	32,121	21,546	18,029	32,191	22,039	17,808
- Asset-backed financing	9,947	2,080	8,045	10,174	2,622	7,914
- Other Debt	22,174	19,466	9,984	22,017	19,417	9,894
Other financial liabilities	169	150	19	203	177	27
Trade payables	11,032	11,165	226	11,697	12,010	220
Other liabilities	4,502	4,210	366	4,561	4,352	303
Deferred tax liabilities	453	400	53	522	481	40
Accrued expenses and deferred income	1,667	1,550	118	1,130	1,007	126
TOTAL EQUITY AND LIABILITIES	62,782	51,701	21,274	62,522	52,111	20,870
Total Equity and Liabilities adjusted for asset-backed financing transactions	52,835	49,621	13,229	52,348	49,489	12,956

Net Debt by Activity Segment

		At 03.31.2005			At 12.31.2004

(in millions of euros)	Notes	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt		(32,121)	(21,546)	(18,029)	(32,191)	(22,039)	(17,808)
- Asset-backed financing		(9,947)	(2,080)	(8,045)	(10,174)	(2,622)	(7,914)
- Other Debt		(22,174)	(19,466)	(9,984)	(22,017)	(19,417)	(9,894)
Intersegment financial receivables		-	6,824	587	-	6,823	771
Financial payables net of intersegment		(32,121)	(14,722)	(17,442)	(32,191)	(15,216)	(17,037)
Other financial assets	(1)	629	595	33	851	814	26
Other financial liabilities	(1)	(169)	(150)	(19)	(203)	(177)	(27)
Marketable securities		588	258	360	353	239	189
Cash and cash equivalents		5,148	3,958	1,204	5,767	4,893	873
Net debt		(25,925)	(10,061)	(15,864)	(25,423)	(9,447)	(15,976)

(1) Includes the fair value of derivative financial instruments.

“Financial payables” under the Industrial Activities partly include funds raised by the centralized treasury and transferred to financial services companies in support of their activity (represented under the item “Intersegment financial receivables”).
“Intersegment financial receivables” under the financial services mainly represent loans or advances to industrial companies, mainly relating to the sales of receivables from industrial to financial companies.

The “Cash and cash equivalents” of the Financial Services companies include approximately 950 million euros at March 31, 2005 (approximately 600 million euros at December 31, 2004) that are specifically allocated to service the debt for securitization structures posted under “Asset-backed financing.”

Financial services companies posted net debt at March 31, 2005 substantially in line with the results at December 31, 2004. The slight decrease in loans granted to the sales network was offset by the effect of changes in the exchange rates.

The net debt in Industrial Activities increased by 614 million euros in the first quarter of 2005 due to requirements generated by the increase in the working capital, only partly offset by the collection of 1 billion euros from General Motors.

Statement of cash flow by Activity segment

			1st Quarter 2005

(in millions of euros)			Consolidated	Industrial Activities	Financial Services
A)	Cash and cash equivalents at period-start		5,767	4,893	873
B)	Cash flows provided by (used in) operating activities during the period:
	Net result before minority interest		293	293	58
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		549	499	49
	Gain/loss and other non monetary items		(11)	(66)	(3)
	Dividends received		-	14	-
	Change in provisions		76	85	(9)
	Change in deferred income taxes		182	182	-
	Change in items due to buy-back commitments		(80)	(80)	-
	Change in working capital		(1,070)	(1,147)	107
	Total		(61)	(220)	202
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(429)	(372)	(55)
	-	Equity investments	(8)	(39)	-
	Proceeds from the sale of fixed assets		10	10	-
	Net change in receivables from financing activities		296	129	414
	Change in marketable securities		(231)	(19)	(164)
	Other changes		(8)	(72)	59
	Total		(370)	(363)	254
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(280)	(407)	(163)
	Increase in capital stock		3	3	15
	Dividends paid		-	-	(14)
	Total		(277)	(404)	(162)
	Translation exchange differences		89	52	37
E)	Total change in cash and cash equivalents		(619)	(935)	331
F)	Cash and cash equivalents at period-end		5,148	3,958	1,204

Industrial Activities:
During the first quarter, Industrial Activities used a total of 935 million euros in cash and cash equivalents, as follows:

▪
operating activities used 220 million euros: positive cash flow (net income plus amortization and depreciation) of 792 million euros, which was offset by the requirements stemming from the increase in working capital;

▪
investment activities used a total of 363 million euros, due to investments during the period in property, plant and equipment, intangible fixed assets, and equity investments, net of proceeds from financing, and

▪
financing activities absorbed 404 million euros in cash due to the decrease in financial payables and other financial assets/liabilities (407 million euros), mainly attributable to the decrease in debt for asset-backed financing.

Financial Services
Cash and cash equivalents increased from 873 million euros at December 31, 2004 to 1,204 million euros at March 31, 2005.
Financial services generated total cash flow of 331 million euros, as follows:

▪	operating activities generated 202 million euros in cash, due to cash flow (net income plus amortization and depreciation) and the reduction in working capital;
▪
investment activities generated 254 million euros in cash flow, mainly in consequence of 414 million euros in resources stemming from reduction in the portfolio and investment of temporary liquidity (current securities) for 164 million euros;

▪	the cash generated by operating activities and investment activities was largely offset by the outflows of financing activities for a total of 162 million euros.

Appendix - Transition to International Financial Reporting Standards (IFRS)

Following the coming into force of European Regulation No. 1606 dated July 2002, starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board. This Appendix provides:

▪	a description of the accounting principles adopted by the Group starting from January 1, 2005;
▪
reconciliations between profit or loss and equity under previous GAAP (Italian GAAP) to profit or loss and equity under IFRS for the prior periods shown as comparatives, as required by IFRS 1 - First-time Adoption of IFRS, together with related explanatory notes.

This information has been prepared as part of the Group conversion to IFRS and in connection with preparation of its 2005 consolidated financial statement in accordance with IFRS, as adopted by the European Union; it does not include all of the statements, comparative information and disclosures which would be necessary for a full presentation of the financial position and results of operations of the Fiat Group as of December 31, 2004 in conformity with IFRS.

SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

Fiat S.p.A. is a corporation organized under the laws of the Republic of Italy. Fiat S.p.A. and its subsidiaries (the “Group”) operate in more than 190 countries. It is engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment and commercial vehicles. It also manufacture other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, it is involved in some other sectors, including publishing and communications and service operations, which represent a marginal portion of its activities. The head office of the Group is located in Turin, Italy.

The Fiat Group consolidated financial statements are presented in euro because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in the note Basis of Consolidation - Consolidation of Foreign Entities.

The 2005 consolidated financial statements are being prepared in accordance with IFRS issued by the International Accounting Standards Board endorsed by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

Basis of consolidation

Subsidiaries

Subsidiaries are enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The equity and net profit attributable to minority shareholders’ interests are shown separately in the consolidated balance sheet and income statement, respectively.

Subsidiaries either dormant or generating a negligible volume of business are not included in the consolidated financial statements. Their influence on the Group’s assets, liabilities, financial position and earnings is immaterial.

Associates

Associates are enterprises over which the Group has significant influence, but no control or joint control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the earnings of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate on the Group’s balance sheets, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Jointly controlled entities

Jointly controlled entities are enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s share of the earnings of joint controlled entities on an equity accounted basis, from the date that joint control commences until the date that joint control ceases.

Investments in other companies

Investments in other companies (normally below 20% shareholding levels) are stated at cost less any provision for impairment. Dividends received from these investments are included in Income (Loss) from investments.

Transactions eliminated on consolidation

All significant intra-group balances and transactions, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains and losses arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in those entities.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the income statement.

Consolidation of foreign entities

All assets and liabilities of foreign companies that are consolidated are translated using the exchange rates in effect at the balance sheet date (the current method). Income and expenses are translated at the average exchange rate for the year. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange have been used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are recorded in the relevant foreign currency and are translated using the period end exchange rate.

In the context of IFRS First-time adoption, the cumulative translation differences arising from the consolidation of foreign operations was set at nil as at January 1, 2004, as allowed by IFRS 1; gains or losses on subsequent disposal of any foreign operation shall only include accumulated translation differences arising after January 1, 2004.

Intangible assets

Goodwill

In the case of acquisitions of businesses, the acquired identifiable assets, liabilities and contingent liabilities are recorded at fair value at the date of acquisition. The positive difference between the cost of the business combination and the Group’s interest in the fair value of those assets and liabilities is classified as goodwill and recorded in the balance sheet as an intangible asset. If this difference is negative (negative goodwill), it is recognized in the income statement at the time of acquisition.

Goodwill is not amortized, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, in accordance with IAS 36 - Impairment of Assets. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

On disposal of part of or the whole of a business which was previously acquired and which gave rise to the recording of acquisition goodwill, the residual amount of the related goodwill is included in the determination of the gain or loss on disposal.

In the context of IFRS First-time adoption, the Group elected not to apply IFRS 3 Business Combinations retrospectively to the business combinations that occurred before January 1, 2004; as a consequence, goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Italian GAAP amounts, subject to being tested for impairment at that date.

Development costs

Development costs for vehicle and engine projects are recognized as an asset only if all the following conditions are met: the development costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process.

Capitalized development costs are amortized on a systematic basis from the start of production over the estimated product life, which is generally four/five years for cars, eight years for trucks and buses, five for agriculture and construction equipment and eight/ten years for mechanical parts (engines) and three/five years for components.

All other development costs are expensed as incurred.

Other intangible assets

Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 -Intangible assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are measured at purchase and manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives. Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually or more frequently, whenever there is an indication that the asset may be impaired.

Other intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.

Property, Plant and Equipment

Cost

Property, plant and equipment are stated at acquisition or production cost and are not revalued. For qualifying assets, cost also includes borrowing costs that are directly attributable to the acquisition, construction or production of the asset.

Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Leased assets include vehicles leased to retail customers by the Group's leasing companies under operating lease agreements. Property, Plant and Equipment also include vehicles sold with a buyback commitment, which are recognized according to the method described in note “Revenue recognition”, when the term of the buy-back commitment falls beyond 12 months from the initial sale.

Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a financial debt. The assets are depreciated by the method and at the rates indicated below.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the lease terms.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets, as follows:

Depreciation rates
Buildings	3%	-	9%
Plant and machinery	8%	-	21%
Industrial and commercial equipment	16%	-	28%
Other assets	11%	-	25%

Land is not depreciated.

Impairment of assets

The Group reviews, at least annually, recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount of an asset is the higher of fair value less disposal costs and its value in use. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount. Where an impairment loss on assets other than goodwill subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized as income immediately.

Investment property

Real estate and buildings held in order to obtain rental income (Investment property) are carried at cost less accumulated depreciation and impairment losses.

Financial Instruments

Investments and other non current financial assets comprise investments in non-consolidated companies and other non-current financial assets (held to maturity investments, non current loans and receivables and other non current available-for-sale financial assets).

Current financial instruments include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities, other current financial assets, including derivative instruments, as well as cash and cash equivalents.

In particular, Cash and cash equivalents include cash at bank, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value. Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held for trading securities.

Financial liabilities comprise financial debt, including asset backed financing, as well as other financing liabilities, including derivative instruments and trade payables.

Investments in non-consolidated companies are accounted for in accordance with IAS 28 - Investments in Associates and IAS 31 - Interest in Joint Venture, as described in the preceding paragraph “Basis of consolidation”; investments in other companies are stated at cost less any provision for impairment. Other non current financial assets, as well as current financial instruments and financial liabilities, are accounted for in accordance with IAS 39.

Current financial assets and held to maturity investments are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs.

Subsequent to initial recognition, available-for sale and held-for-trading financial assets are measured at fair value. When market prices are not available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques e.g. discounted cash flow analysis based on market information available at the balance sheet date.

Gains and losses on available-for-sale financial assets are recognized directly in equity until the financial asset is disposed of or is determined to be impaired, at which time the cumulative gain or loss, including that previously recognized in equity, is included in the income statement for the period. Gains and losses arising from changes in fair value of held for trading financial instruments are included in profit or loss for the period.

Loans and receivables which are not held by the Group for trading (originated loans and receivables), held-to-maturity investments and all financial assets for which published price quotations in an active market are not available and whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates, are discounted using market rates.

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in the income statement for the period.

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities hedged by derivative instruments are measured at fair value in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in relevant hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are only used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which the hedge is designated.

All derivative financial instruments are measured in accordance with IAS 39 at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

▪	Fair value hedge - Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.
▪	Cash flow hedge - Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the profit and loss account at the same time in which the hedged transaction affects profit or loss. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the profit and loss account immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in shareholders’ equity and is recognized at the same time as the related transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in shareholders’ equity is recognized in the profit and loss account immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the income statement.

Sales of receivables

The Fiat Group sells a significant part of its finance, trade and tax receivables through either securitization programs or factoring transactions.

A securitization transaction entails the sale without recourse of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with SIC 12 Special Purpose Entities (SPE) all securitization vehicles are included in the scope of consolidation, because the subscription of the junior asset-backed securities by the seller entails its control in substance over the SPE.

Furthermore, factoring transactions may be with or without recourse on the seller; certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables), require a first loss guarantee of the seller up to a limited amount or imply a continuing significant exposure to the receivables cash flow. These kind of transactions do not meet IAS 39 requirements for assets derecognition, since risks and rewards have not been substantially transferred.

Consequently, all receivables sold through both securitization and factoring transactions which do not meet IAS 39 derecognition requirements are reflected in the Group financial statements, although they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheet as “Asset backed financing”. Gains and losses relating to the sale of such assets are not recognized until the assets are removed from the Group balance sheet.

Inventory

Inventories of raw materials, semifinished products and finished goods are valued at the lower of cost or market, cost being determined on a First In-First-Out (FIFO) basis. The valuation of inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value.

Work in progress is valued based on the stage of completion and is reported net of progress-billings made to customers. Eventual losses on such contracts are fully recorded when they become known.

Assets held for sale

Assets held for sale include non-current assets (or assets included in disposal groups) whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets held for sale are measured at the lower of their carrying amount and fair value less disposal costs.

Employee benefits

Pension plans

The Group maintains several defined benefit and defined contribution pension plans in accordance with local conditions and practices in the countries in which it operates. Defined benefit pension plans are based on employees’ years of service and remuneration earned by the employee during a pre-determined period.

The Group's obligation to fund defined benefit pension plans and the annual cost recognized in the income statement is determined by independent actuaries using the projected unit credit method. The portion of net cumulative actuarial gains and losses which exceeds the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the end of the previous year is amortized over the average remaining service lives of the employees (“corridor approach”). In the context of IFRS first-time adoption, the Group has elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, even if it has decided to use the corridor approach for later actuarial gains and losses. Past service costs are recognized over the average period remaining until the benefits become vested. The expense related to the reversal of discounting on pension obligations for all defined benefit plans without plan assets are reported separately as part of the Group’s financial expense. All other costs relating to allocations to pension provisions are allocated to costs by function in the income statement.

The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Payments to defined contribution plans are recognized as an expense in the income statement as incurred.

Post employment plans other than pensions

The Group operates some post employment defined benefit schemes, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

The reserve for employee severance indemnities of Italian companies is considered a defined benefit plan and is accounted for accordingly.

Equity compensation plans

The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock options). In accordance with IFRS 2 - Share-based Payment, the full amount of the fair value of stock options on the date of grant is expensed. Changes in fair value after the grant date have no impact on the initial measurement. The compensation expense corresponding to the options’ fair value is recognized in payroll costs on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognized directly in equity.

The Group has applied the transitional provisions stated by IFRS 2 and therefore has applied this standard to all stock options granted after November 7, 2002 and not yet vested at the effective date of IFRS 2 (January 1, 2005).

Provisions

The Group records provisions when it has an obligation, legal or constructive, to a third party, when it is probable that an outflow of Group resources will be required to satisfy the obligation and a reliable estimate of the amount can be made.

Changes in estimates are reflected in the income statement in the period in which the change occurs.

Treasury shares

Treasury shares are reported as a deduction to shareholders’ equity. The original cost of treasury shares and the proceeds of any subsequent sale are recorded as movements in shareholders’ equity.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, allowances, settlement discount and rebates.

In particular, revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this corresponds generally to the date when the vehicles are made available to non-group dealers or the delivery date, in the case of direct sales. New vehicle sales with a buyback commitment are not recognized at the time of delivery but accounted for as operating leases when it is probable that the vehicle will be bought back. More specifically, the vehicles sold with a buy-back commitment expiring within 12 months are treated as assets in inventory; when the term falls beyond 12 months from the initial sale, they are treated as fixed assets in Property, Plant and Equipment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period, is depreciated on a straight-line basis over the same period. The initial sale price received is recorded as an advance payment (liability). The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the duration of the operating lease.

Revenues from services are recorded when services are rendered. In the case of construction contracts, revenues are recognized by reference to the stage of completion (stage of completion method).

Revenues also include lease rentals and interest income from financial services.

Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which have been sold. It includes all directly attributable material and production costs and all production overheads. These include depreciation of property, plant and equipment and amortization of intangible assets relating to production and write-downs on inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales, as well as costs for sales incentive programs, accrued on the basis of historical costs, determined country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group's incentive programs include the granting of retail financing at significant discount to market interest rates. The corresponding cost is recognized at the time of the initial sale.

Cost of sales also include provisions recorded to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end-customer. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is to be provided.

Expenses which are directly attributable to the financial services businesses, including the interest expense related to the financing of financial services businesses as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

Research and development costs

This item includes research costs, development costs not eligible for capitalization, as well as amortization of development costs capitalized in accordance with IAS 38 (see note Intangible Assets - Development Costs).

Borrowing costs

Borrowing costs are recognized in the income statement in the period in which they are incurred, with the exception of borrowing costs capitalized for qualifying assets (see note Property, plant and equipment).

Taxes

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in the income statement except to the extent that they relate to items directly charged or credited to equity, in which case the related income tax effect is recognized in equity. Provisions for income taxes that could arise on the remittance of a subsidiary is retained earnings are only made where there is a current intention to remit such earnings. Other taxes not based on income, such as property taxes and capital taxes, are included within operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying values in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Deferred income tax assets relating to the carry-forward of unused tax losses and tax credits are recognized to the extent that it is probable that future profits be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes levied by the same taxing authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Dividends

Dividends payable are reported as a movement in shareholders’ equity in the period in which they are approved by the shareholders.

Earnings per share

Basic earnings per share are calculated by dividing the Group’s net profit by the weighted average number of shares outstanding during the year, excluding treasury shares. For diluted earnings per share, the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Group net profit is also adjusted to reflect the net after-tax impact of conversion.

Use of estimates

The preparation of financial statements and related disclosures that conform to International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates are used in many areas, including accounting for bad debt provisions on accounts receivables, inventory obsolescence, depreciation, asset impairment, employee benefits, taxes, restructuring reserves, provisions and contingencies. Estimates and assumptions are reviewed periodically and the effects of any changes are reflected immediately in the income statement.

RECONCILIATIONS REQUIRED BY IFRS 1

As required by IFRS 1, this note describes the polices adopted in preparing the IFRS opening consolidated balance sheet at January 1, 2004, the main differences in relation to the Italian GAAP used to prepare the consolidated financial statements until December 31, 2004, as well as the consequent reconciliations between the figures already published, prepared in accordance with Italian GAAP, and the corresponding figures remeasured in accordance with IFRS.

The 2004 restated IFRS consolidated balance sheet and income statement have been prepared in accordance with IFRS 1 - First-time Adoption of IFRS. In particular, the IFRS applicable from January 1, 2005, as published as of December 31, 2004, have been adopted, including the following:

▪
IAS 39 - Financial Instruments: Recognition and Measurement in its entirety. In particular, the Group adopted derecognition requirements retrospectively from the date in which financial assets and financial liabilities had been derecognized under Italian GAAP.

▪	IFRS 2 - Share-based Payment, which was published by the IASB on February 19, 2004 and adopted by the European Commission on February 7, 2005.

FIRST-TIME ADOPTION OF IFRS

General principle

The Group applied the accounting standards in force at December 31, 2004 retrospectively to all periods presented, except for some exemptions adopted by the Group in accordance with IFRS 1, as described in the following paragraph.

These 2004 financial statements will constitute the comparative data published in the consolidated financial statements as of December 31, 2005, subject to any adjustments that may be necessary if any standards are revised or amended during 2005. It is noted that revised versions or interpretations of IFRS may be issued prior to publication of our full year 2005 consolidated financial statements, possibly with retroactive effects. If this happens, it will affect the 2004 restated IFRS consolidated balance sheet and income statement presented in this document.

The opening IFRS balance sheet at January 1, 2004 reflects the following differences as compared to the consolidated Italian GAAP balance sheet prepared at December 31, 2003 in accordance with Italian GAAP:

▪
all assets and liabilities qualifying for recognition under IFRS, including assets and liabilities that were not recognized under Italian GAAP, have been recognized and measured in accordance with IFRS;

▪	all assets and liabilities recognized under Italian GAAP that do not qualify for recognition under IFRS have been eliminated;
▪	certain balance sheet items have been reclassified in accordance with IFRS.
The impact of these adjustments is recognized directly in opening equity at the date of transition to IFRS (January 1, 2004).

Optional exemptions adopted by the Group

Business combinations - The Group elected not to apply IFRS 3 - Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS.

Employee benefits - The Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, even if it decided to use the corridor approach for later actuarial gains and losses.

Cumulative translation differences - The cumulative translation differences arising from the consolidation of foreign operations have been set at nil as at January 1, 2004; gains or losses on subsequent disposal of any foreign operation shall only include accumulated translation differences after January 1, 2004.

Effects of transition to IFRS on the Consolidated Balance Sheet at January 1, 2004

(in millions of euros)	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS

Intangible fixed assets	3,724		1,774	5,498	Intangible assets
- Goodwill	2,402			2,402	- Goodwill
- Intangible fixed assets	1,322		1,774	3,096	- Other intangible fixed assets
Property, plant and equipment	9,675	(945)	1,159	9,889	Property, plant and equipment
- Property, plant and equipment	8,761	(31)
-Operating leases	914	(914)
		31		31	Investment property
Financial fixed assets	3,950	70	(121)	3,899	Investment and other financial assets
Financial receivables held as fixed assets	29	(29)
		914	(50)	864	Leased products
Deferred tax assets	1,879		266	2,145	Deferred tax assets
Total Non-Current Assets	19,257	41	3,028	22,326	Non-current Assets
Net inventories	6,484		771	7,255	Inventories
Trade receivables	4,553	(682)	2,678	6,549	Trade receivables
		12,890	7,937	20,827	Receivables from financing activities
		430	892	1,322	Other financial assets
		32		32	Current equity investments
Other receivables	3,081	(148)	541	3,474	Other receivables
Financial assets not held as fixed assets	120	(120)
Financial lease contracts receivable	1,797	(1,797)
Financial receivables	10,750	(10,750)
			21	21	Assets held for sale
Securities	3,789	(3,274)	260	775	Marketable securities
Cash	3,211	3,214	420	6,845	Cash and cash equivalents
Total Current Assets	33,785	(205)	13,520	47,100	Current Assets
Trade accruals and deferrals	407		10	417	Accrued income and prepaid expenses
Financial accruals and deferrals	386	(386)
TOTAL ASSETS	53,835	(550)	16,558	69,843	TOTAL ASSETS
Stockholders' equity	7,494		(934)	6,560	Stockholders’ Equity
				7,455	Provisions
Reserves for employee severance indemnities	1,313	1,503	1,224	4,040	- Employees benefits
Reserves for risks and charges	5,168	(1,550)	(203)	3,415	- Other provisions
Deferred income tax reserves	211	(211)

Long-term financial payables	15,418	6,501	14,790	36,709	Debt
				10,581	- Asset backed financing
				26,128	- Other debt
Total Non-Current Liabilities	22,110	6,243

		568	(223)	345	Other financial liabilities
Trade payables	12,588		(297)	12,291	Trade payables
Others payables	2,742		1,948	4,690	Other liabilities
Short-term financial payables	6,616	(6,616)
					Liabilities held for sale
Total Current Liabilities	21,946	(6,048)
			17,239	61,490	Total liabilities
		211	274	485	Deferred tax liabilities
Trade accruals and deferrals	1,329		(21)	1,308	Accrued expenses and deferred income
Financial accruals and deferrals	956	(956)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	53,835	(550)	16,558	69,843	TOTAL EQUITY AND LIABILITIES

Effects of transition to IFRS on the Consolidated Balance Sheet at December 31, 2004

(in millions of euros)	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS

Intangible fixed assets	3,322		2,256	5,578	Intangible assets
- Goodwill	2,140		17	2,157	- Goodwill
- Intangible fixed assets	1,182		2,239	3,421	- Other intangible fixed assets
Property, plant and equipment	9,537	(874)	1,190	9,853	Property, plant and equipment
- Property, plant and equipment	8,709	(46)
-Operating leases	828	(828)
		46		46	Investment property
Financial fixed assets	3,779	86	160	4,025	Investment and other financial assets
Financial receivables held as fixed assets	19	(19)
		828	(88)	740	Leased products
Deferred tax assets	2,161		241	2,402	Deferred tax assets
Total Non-Current Assets	18,818	67	3,759	22,644	Non-current Assets
Net inventories	5,972		869	6,841	Inventories
Trade receivables	4,777	(755)	1,469	5,491	Trade receivables
		9,662	7,836	17,498	Receivables from financing activities
		599	252	851	Other financial assets
		33		33	Current equity investments
Other receivables	3,021	(508)	221	2,734	Other receivables
Financial assets not held as fixed assets	117	(117)
Financial lease contracts receivable	1,727	(1,727)
Financial receivables	7,151	(7,151)
			15	15	Assets held for sale
Securities	2,126	(1,991)	218	353	Marketable securities
Cash	3,164	1,896	707	5,767	Cash and cash equivalents
Total Current Assets	28,055	(59)	11,587	39,583	Current Assets
Trade accruals and deferrals	398		(103)	295	Accrued income and prepaid expenses
Financial accruals and deferrals	327	(327)
TOTAL ASSETS	47,598	(319)	15,243	62,522	TOTAL ASSETS
Stockholders' equity	5,757		(829)	4,928	Stockholders’ Equity
			836	7,290	Provisions
Reserves for employee severance indemnities	1,286	1,432	964	3,682	- Employees benefits
Reserves for risks and charges	5,185	(1,449)	(128)	3,608	- Other provisions
Deferred income tax reserves	197	(197)

Long-term financial payables	8,933	9,611	13,647	32,191	Debt
				10,174	- Asset backed financing
				22,017	- Other debt
Total Non-Current Liabilities	15,601	9,397

		629	(426)	203	Other financial liabilities
Trade payables	11,955		(258)	11,697	Trade payables
Others payables	2,565		1,996	4,561	Other liabilities
Short-term financial payables	9,810	(9,810)
					Liabilities held for sale
Total Current Liabilities	24,330	(9,181)
			15,795	55,942	Total liabilities
		197	325	522	Deferred tax liabilities
Trade accruals and deferrals	1,178		(48)	1,130	Accrued expenses and deferred income
Financial accruals and deferrals	732	(732)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	47,598	(319)	15,243	62,522	TOTAL EQUITY AND LIABILITIES

Reconciliation of Stockholders Equity

(in millions of euro)		January 1, 2004	December 31, 2004
Stockholders' Equity under Italian Gaap		7,494	5,757

Development costs	A	1,876	2,320
Employee benefits	B	(1,247)	(1,089)
Business combinations	C	-	40
Revenue recognition - Sales with a buy-back commitment	D	(180)	(177)
Revenue recognition - Other	E	(296)	(375)
Scope of consolidation	F	(371)	(390)
Property, Plant and Equipment	G	(164)	(150)
Write-off of deferred costs	H	(134)	(115)
Impairment of assets	I	(169)	(282)
Reserves for risks and charges	L	(195)	(256)
Recognition and Measurement of Derivatives	M	450	145
Treasury stock	N	(32)	(26)
Adjustments on the valuation of investments in associates	P	(152)	(134)
Sales of receivables	Q	(69)	(24)
Other adjustments		(243)	(232)
Accounting for Deferred Income Taxes	R	(8)	(84)

Stockholders' Equity under IAS/IFRS		6,560	4,928

Details of the effects of transition to IFRS on the Consolidated Balance Sheet

The final section of this Appendix contains explanatory notes describing the main reconciling items between Italian GAAP and IFRS, which are cross referenced to the following detailed analysis by means of the letters associated with each line item.

Goodwill

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Business combinations - goodwill depreciation write down	C	-	159
Business combinations - restatement of CNH purchase accounting for deferred tax assets	C	-	-121
Business combinations - restatement of MMSE goodwill	C	-	-21
		-	17

Other intangible fixed assets

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Development costs	A	2,090	2,499
Write-off of deferred costs	H	-288	-218
Impairment of assets	I	-	-10
Recognition and measurement of derivatives - measurement of borrowings at amortised cost	M	-28	-32
		1,774	2,239

Property, plant and equipment

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

to Leased products - change in balance sheet format		-914	-828
to Investment property - change in balance sheet format		-31	-46
		(945)	(874)

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - sales with a buy-back commitment	D	1,343	1,522
Revenue recognition - other - real estate transactions	E	80	49
Scope of consolidation	F	93	90
Property, plant and equipment - revaluations offsetting	G	-242	-236
Property, plant and equipment - land depreciation offsetting	G	85	89
Impairment of assets	I	-168	-244
Other adjustments		-32	-80
		1,159	1,190

Investment properties

Reclassifications
(in millions of euro)	01.01.2004	12.31.2004

from Property, plant and equipment - change in balance sheet format	31	46
	31	46

Investment and other financial assets

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

from Financial assets not held as fixed assets - change in balance sheet format		56	58
from Treasury stock - change in balance sheet format		32	26
from Financial receivables held as fixed assets - change in balance sheet format		29	19
from Other provisions - reserve adjusting investments - change in balance sheet format		-47	-17
		70	86

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - other	E	292	342
Scope of consolidation	F	-327	-180
Recognition and measurement of derivatives - fair value measurement of investments and securities	M	55	160
Treasury stock	N	-32	-26
Adjustments on the valuation of investments in associates	P	-152	-135
Other adjustments		43	-1
		(121)	160

Leased products

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

from Operating leases - change in balance sheet format		914	828
		914	828

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - sales with a buy-back commitment for intra-group transactions	D	-41	-83
Other adjustments		-9	-5
		(50)	(88)

Inventories

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - sales with a buy-back commitment	D	266	279
Scope of consolidation	F	513	582
Recognition and measurement of derivatives	M	3	25
Other adjustments		-11	-17
		771	869

Trade receivables

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

Reclassifications to receivables for financing activities of dealer financing free period		-682	-755
		(682)	(755)

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - sales with a buy-back commitment	D	38	95
Scope of consolidation - SCDR	F	-924	-789
Sales of receivables	Q	3,563	2,130
Other adjustments		1	33
		2,678	1,469

Receivables from financing activities

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

from Financial receivables - change in balance sheet format		10,750	7,151
from Financial lease contracts receivables - change in balance sheet format		1,797	1,727
from Financial deferred income - measurement at amortised cost		-331	-198
to Other financial assets - change in balance sheet format		-261	-386
from Securities - change in balance sheet format		105	105
from Other receivables - guarantee deposits on securitization of dealer financing free period		148	508
Reclassifications from trade receivables of dealer financing free period		682	755
		12,890	9,662

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - sales with a buy-back commitment	D	-194	-244
Revenue recognition - other	E	-100	-106
Scope of consolidation	F	2,140	1,111
Sales of receivables	Q	6,127	6,997
Other adjustments		-36	78
		7,937	7,836

Other financial assets

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

from Receivables from financing activities - change in balance sheet fromat - derivatives		261	386
from Financial accrued income - change in balance sheet format		201	224
from Financial deferred income		-32	-11
		430	599

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Scope of consolidation	F	15	25
Recognition and measurement of derivatives	M	864	232
Other adjustments		13	-5
		892	252

Other receivables

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

to Receivables for financing activities - guarantee deposits on securitisations of dealer financing free period		-148	-508
		(148)	(508)
Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Development costs	A	-208	-183
Revenue recognition - sales with a buy-back commitment	D	9	11
Revenue recognition - other real estate transactions	E	-	-110
Scope of consolidation	F	213	168
Write-off of deferred costs	H	26	18
Sales of receivables	Q	501	475
Other adjustments		-	-158
		541	221

Assets held for sale

Adjustments
(in millions of euro)	01.01.2004	12.31.2004

Assets held for sale reclassification	17	12
Other adjustments	4	3
	21	15

Marketable securities

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

to Cash and cash equivalents for liquid funds and highly liquid debt securities		-3,214	-1,896
to Receivables for financing activities - change in balance sheet format		-105	-105
from Financial accrued income - change in balance sheet format		45	10
		(3,274)	(1,991)
Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Scope of consolidation - B.U.C.	F	231	210
Other adjustments		29	8
		260	218

Cash and cash equivalents

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

from Marketable securities for liquid funds and highly liquid debt securities		3,214	1,896
		3,214	1,896
Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Scope of consolidation	F	30	135
Sales of receivables - securitizations' vehicles liquidity	Q	390	572
		420	707

Financial accrued income and prepaid expenses

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

to Debt to third parties - change in balance sheet format		-85	-52
to Marketable securities - change in balance sheet format		-45	-10
to Other financial liabilities - change in balance sheet format		-55	-41
to Other financial assets - change in balance sheet format		-201	-224
		(386)	(327)

Trade accruals and deferrals

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Employee benefits	B	2	-110
Other adjustments		8	7
		10	(103)

Employees benefits

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

from Reserve for employee pensions and similar obligations - change in balance sheet format		1,503	1,432
		1,503	1,432
Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Employee benefits	B	1,224	964
		1,224	964

Other provisions

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

to Employees benefits - change in balance sheet format		-1,503	-1,432
to Investment and other financial assets, reserve adjusting investments - change in balance sheet format		-47	-17
		(1,550)	(1,449)
Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - sales with a buy-back commitment	D	-283	-279
Reserves for risks and charges - vehicle sales incentives	L	260	273
Reserves for risks and charges - other	L	-65	-20
Sales of receivables	Q	-51	-60
Other adjustments		-64	-42
		(203)	(128)

Debt to third parties

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

from Financial accrued expenses - change in balance sheet format		123	93
from Financial prepaid expenses - change in balance sheet format		-85	-52
to Other financial liabilities - change in balance sheet format		-153	-240
from Short term financial payables - change in balance sheet format		6,616	9,810
		6,501	9,611
Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - Other	E	673	697
Scope of consolidation	F	2,583	2,078
Recognition and measurement of derivatives	M	813	470
Sales of receivables	Q	10,581	10,174
Other adjustments		140	228
		14,790	13,647

Other financial liabilities

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

from Debt to third parties - change in balance sheet format - derivatives		153	240
from Financial accrued expenses - change in balance sheet format		470	430
from Financial prepaid expenses - change in balance sheet format		(55)	(41)
		568	629

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Recognition and measurement of derivatives	M	(257)	(217)
Other adjustments		34	(209)
		(223)	(426)

Trade payables

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Scope of consolidation	F	-284	-168
Other adjustments		-13	-90
		(297)	(258)

Other liabilities

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Revenue recognition - sales with a buy-back commitment	D	1,851	2,031
Scope of consolidation	F	42	47
Other adjustments		55	-82
		1,948	1,996

Financial accrued expenses and deferred income

Reclassifications
(in millions of euro)		01.01.2004	12.31.2004

to Receivables from financing activities - measurement at amortised cost		-331	-198
to Other financial assets - change in balance sheet format - derivatives		-32	-11
to Other financial liabilities - change in balance sheet format - derivatives		-470	-430
to Debt to third parties - change in balance sheet format		-123	-93
		(956)	(732)

Trade accruals and deferrals

Adjustments
(in millions of euro)		01.01.2004	12.31.2004

Write-off of deferred costs	H	-35	-44
Other adjustments		14	-4
		(21)	(48)

Effects of transition to IFRS on the Consolidated Income Statement for the period ended March 31, 2004

(in millions of euro)	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS
	unaudited
Net revenues	11,176	-	(152)	11,024	Net revenues
Cost of sales	9,621	45	(228)	9,438	Cost of sales
Gross operating result	1,555	-
Overhead	1,149	(16)	(1)	1,132	Selling, general and administrative expenses
Research and development	417	-	(74)	343	Research and development
Other operating income (expenses)	(147)	15	45	(87)	Other income (expenses)
Operating result	(158)	(14)	196	24	Trading Profit
		92	(5)	87	Gain (loss) on the disposal of equity investments
		48	(8)	40	Restructuring cost
				-	Other unusual income (expenses)
		30	199	71	Operating Result
		61	(436)	(375)	Financial income (expenses)
Result of Equity Investments	6	-	31	37	Result of equity investments
Non-operating income (expenses)	45	(45)
EBIT	(107)	-
Financial income (expenses)	46	(46)
Income (loss) before taxes	(61)	-	(206)	(267)	Income (Loss) Before Taxes
Income taxes	151	-	(26)	125	Income taxes
Net result of normal operations	(212)	-	(180)	(392)	Results from Continued Operations
Result of intersegment equity investments					Result from discontinued operations
Net result before minority interest	(212)	-	(180)	(392)	Income (Loss) of the Year

Effects of transition to IFRS on the Consolidated Income Statement for the year ended December 31, 2004

(in millions of euro)	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS

Net revenues	46,703	-	(1,066)	45,637	Net revenues
Cost of sales	39,623	265	(1,177)	38,711	Cost of sales
Gross operating result	7,080	-
Overhead	4,629	(48)	21	4,602	Selling, general and administrative expenses
Research and development	1,810	-	(461)	1,349	Research and development
Other operating income (expenses)	(619)	(164)	(142)	(925)	Other income (expenses)
Operating result	22	(381)	409	50	Trading Profit
		154	(4)	150	Gain (loss) on the disposal of equity investments
		496	46	542	Restructuring costs
		(243)	-	(243)	Other unusual income (expenses)
		(966)	359	(585)	Operating Income
		(641)	(538)	(1,179)	Financial ncome (expenses)
Result of Equity Investments	8	-	127	135	Result of equity investments
Non-operating income (expenses)	(863)	863
EBIT	(833)	-
Financial income (expenses)	(744)	744
Income (loss) before taxes	(1,577)	-	(52)	(1,629)	Income (Loss) Before Taxes
Income taxes	(29)		(21)	(50)	Income taxes
Net result of normal operations	(1,548)	-	(31)	(1,579)	Results from Continuing Operations
Result of intersegment equity investments					Result from discontinuing operations
Net result before minority interest	(1,548)	-	(31)	(1,579)	Income (Loss) of the Year

Reconciliation of the Net Result

(in millions of euro)		1st quarter 2004	2004
		unaudited
Net Result under Italian Gaap		(212)	(1,548)

Development costs	A	66	436
Employee benefits	B	43	94
Business combinations	C	43	53
Revenue recognition - Sales with a buy-back commitment	D	7	1
Revenue recognition - Other	E	0	(20)
Scope of consolidation	F	1	3
Property, Plant and Equipment	G	2	14
Write-off of deferred costs	H	5	19
Impairment of assets	I	0	(114)
Reserves for risks and charges	L	27	(67)
Recognition and Measurement of Derivatives	M	(401)	(454)
Treasury stock	N	-	-
Adjustments on the valuation of investments in associates	P	(4)	(15)
Sales of receivables	Q	33	(4)
Other adjustments		(27)	2
Accounting for Deferred Income Taxes	R	25	21

Net Result under IAS/IFRS		(392)	(1,579)

Details of the effects of transition to IFRS on the Consolidated Income Statement

The final section of this Appendix contains explanatory notes describing the main reconciling items between Italian GAAP and IFRS, which are cross referenced to the following detailed analysis by means of the letters associated with each line item.

Net revenues

Adjustments
(in millions of euro)		1° quarter 2004	2004
		unaudited

Revenue recognition - sales with a buy-back commitment	D	-326	-1,103
Scope of consolidation	F	30	16
Reserve for risks and charges - vehicle sales incentives	L	20	-10
Sales of receivables	Q	62	187
Other adjustments		62	-156
		(152)	(1,066)

Cost of sales

Reclassifications
(in millions of euro)		1° quarter 2004	2004
		unaudited

from Financial income (expenses) for renting companies included in Financial Services		11	36
from Selling, general and administrative expenses - change in Income Statement format		16	48
from Other income (expenses) - change in Income Statement format		14	114
to Financial income (expenses) for interest costs on defined benefit plans		-31	-127
to Financial income (expenses) interest compensation to financial services on dealer free period		35	194
		45	265

Adjustments
(in millions of euro)		1° quarter 2004	2004
		unaudited

Revenue recognition - sales with a buy-back commitment	D	-294	-1,090
Employee benefits	B	-21	-37
Impairment of assets	I	-10	-35
Other Adjustments		97	-15
		(228)	(1,177)

Selling, general and administrative expenses

Reclassifications
(in millions of euro)	1° quarter 2004	2004
	unaudited

from Cost of sales - change in Income Statement format	-16	-48
	(16)	(48)

Research and development

Adjustments
(in millions of euro)		1° quarter 2004	2004
		unaudited

Development costs	A	-74	-461
		(74)	(461)

Other income (expenses)

Reclassifications
(in millions of euro)		1° quarter 2004	2004
		unaudited

to Cost of sales - change in Income Statement format		14	114
to Restructuring costs - change in Income Statement format		48	508
from Non-operating income (expenses) - change in Income Statement format		-47	-1,017
to Other Unusual Income (Expenses) - change in Income Statement format		-	231
		15	-164

Adjustments
(in millions of euro)		1° quarter 2004	2004
		unaudited

Business combinations - goodwill depreciation write down	C	43	174
Business combinations - purchase accounting CNH	C	-	-121
Employee benefits	B	17	72
Impairment of assets	I	-	-148
Scope of consolidation	F	-64	-114
Other Adjustments		49	-5
		45	(142)

Gain (loss) on the disposal of equity investments

Reclassifications
(in millions of euro)	1° quarter 2004	2004
	unaudited

from Non-operating income (expenses) - change in Income Statement format	92	154
	92	154

Restructuring costs

Reclassifications
(in millions of euro)		1° quarter 2004	2004
		unaudited

from Other income (expenses) - change in Income Statement format		48	508
to Other unusual income (expenses) - change in Income Statement format		-	-12
		48	496

Adjustments
(in millions of euro)		1° quarter 2004	2004
		unaudited

Reserves for risks and charges - restructuring	L	-8	46
		(8)	46

Other unusual income (expenses)

Reclassifications
(in millions of euro)	1° quarter 2004	2004
	unaudited

from Non-operating income (expenses) - change in Income Statement format	-	-231
from Restructuring costs - change in Income Statement format	-	-12
	-	(243)

Financial income (expenses)

Reclassifications
(in millions of euro)		1° quarter 2004	2004
		unaudited

to Cost of sales for renting companies included in Financial Services		11	36
from Cost of sales for interest costs on defined benefit plans		-31	-127
from Cost of sales - interest compensation to financial services on dealer free period		35	194
from Financial income (expenses) - change in Income Statement format		46	-744
		61	(641)

Adjustments
(in millions of euro)		1° quarter 2004	2004
		unaudited

Recognition and measurement of derivatives - Equity Swap	M	-445	-445
Other adjustments		9	-93
		(436)	(538)

Result of equity investments

Adjustments
(in millions of euro)		1° quarter 2004	2004
		unaudited

Adjustments on the valuation of investments in associates	P	22	87
Other Adjustments		9	40
		31	127

DESCRIPTION OF MAIN DIFFERENCES BETWEEN ITALIAN GAAP AND IFRS

The following paragraphs provide a description of the main differences between Italian GAAP and IFRS that have had effects on Fiat’s consolidated balance sheet and income statement. Amounts are shown pre-tax and the related tax effects are separately summarized in the item “Accounting for deferred income taxes”.

A. Development costs

Under Italian GAAP applied research and development costs may alternatively be capitalized or charged to operations when incurred. Fiat Group has mainly expensed R&D costs when incurred. IAS 38 - Intangible Assets requires that research costs be expensed, whereas development costs that meet the criteria for capitalization must be capitalized and then amortized from the start of production over the economic life of the related products.

Under IFRS, the Group has capitalized development costs in the Automobile, Ferrari-Maserati, Agricultural and Construction Equipment, Commercial Vehicle and Components Sectors, using the retrospective approach in compliance with IFRS 1.

The positive impact of 1,876 million euros on the opening IFRS stockholders’ equity at January 1, 2004, corresponds to the cumulative amount of qualifying development expenditures incurred in prior years by the Group, net of accumulated amortization. Consistently, intangible assets shows an increase of 2,090 million euros and of 2,499 million euros at January 1, 2004 and at December 31, 2004, respectively.

The 2004 net result was positively impacted by 66 million euros in the first quarter and by 436 million euros in the year, reflecting the combined effect of the capitalization of development costs incurred in the period that had been expensed under Italian GAAP, and the amortization of the amount that had been capitalized in the opening IFRS balance sheet at January 1, 2004. This positive impact has been accounted for in Research and development costs.

In accordance with IAS 36 - Impairment of Assets, development costs capitalized as intangible assets shall be tested for impairment and an impairment loss shall be recognized if the recoverable amount of an asset is less than its carrying amount, as further described in the paragraph “Impairment of assets”.

B. Employee benefits

The Group sponsors funded and unfunded defined benefit pension plans, as well as other long term benefits to employees.

Under Italian GAAP, these benefits, with the exception of the Reserve for Employee Severance Indemnities (“TFR”) that is accounted for in compliance with a specific Italian law, are mainly recorded in accordance with IAS 19 - Employee Benefits, applying the corridor approach, which consists of amortizing over the remaining service lives of active employees only the portion of net cumulative actuarial gains and losses that exceeds the greater of 10% of either the defined benefit obligation or the fair value of the plan assets, while the portion included in the 10% remains unrecognized.

With the adoption of IFRS, TFR is considered a defined benefit obligation to be accounted for in accordance with IAS 19 and consequently has been recalculated applying the Projected Unit Credit Method.

Furthermore, as mentioned in the paragraph “Optional exemptions”, the Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, with a negative impact on opening stockholders’ equity of 1,247 million euros.

Consequently, pension and other post-employment benefit costs recorded in the 2004 IFRS income statement do not include any amortization of unrecognized actuarial gains and losses in previous years in the IFRS financial statements applying the corridor approach and recognized in 2004 income statement under Italian GAAP, resulting in a 94 million euros benefit.

The Group decided to use the corridor approach for actuarial gains and losses that will arise after January 1, 2004.

Furthermore, the Group elected to state the expense related to the reversal of discounting on defined benefit plans without plan assets separately as financial expenses, with a corresponding increase on financial expenses of 31 million euros and of 127 million euros in 2004 first quarter and in 2004, respectively.

C. Business combinations

As mentioned above, the Group elected not to apply IFRS 3 - Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS.

As prescribed in IFRS 3, starting from January 1, 2004, the IFRS income statement no longer includes goodwill amortization charges, resulting a positive impact on Other operating income and expense of 174 million euros in the 2004 and of 43 million euros in 2004 first quarter.

D. Revenue recognition - Sales with a buy-back commitment

Under Italian GAAP, the Group recognizes revenues from sales of products at the time title passes to the customer, which is generally at the time of shipment. For contracts for vehicle sales with a buy-back commitment at a specified price, a specific reserve for future risks and charges is set aside based on the difference between the guaranteed residual value and the estimated realizable value of vehicles, taking into account the probability that such option will be exercised. This reserve is set up at the time of the initial sale and adjusted periodically over the period of the contract. The costs of refurbishing the vehicles, to be incurred when the buy-back option is exercised, are reasonably estimated and accrued at the time of the initial sale.

Under IAS 18 - Revenue, new vehicle sales with a buy-back commitment do not meet criteria for revenue recognition, because the significant risks and rewards of ownership of the goods are not necessarily transferred to the buyer. Consequently, this kind of contract is treated in a manner similar to an operating lease transaction. More specifically, the vehicles sold with a buy-back commitment expiring within 12 months are treated as assets in inventory; when the term falls beyond 12 months from the initial sale, they are treated as fixed assets in Property, Plant and Equipment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period, is depreciated on a straight-line basis over the duration of the contract. The initial sale price received is accounted for as a liability. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the duration of the contract.

The opening IFRS stockholders’ equity at January 1, 2004 includes a negative impact of 180 million euros, mainly represented by the portion of the margin accounted for under Italian GAAP on vehicles sold with a buy-back commitment prior to January 1, 2004, that will be recognized under IFRS over the remaining buy-back period, net of the effects due to the adjustments to the provisions for vehicle sales with a buy-back commitment, accounted for under Italian GAAP.

The above mentioned accounting treatment results in increases in the tangible assets reported in the IFRS balance sheet (1,343 million euros at January 1, 2004 and 1,522 million euros at December 31, 2004), in inventory (266 million euros at January 1, 2004 and 279 million euros at December 31, 2004), in advances from customers (equal to the operating lease rentals prepaid at the date of initial sale and recognized in the item Other liabilities), as well as in Trade payables, for the amount of buy-back price, payable to the customer when the vehicle is bought back. In the income statement, a significant impact is generated on revenues (reduced by 326 million euros in the 2004 first quarter and by 1,103 million euros in the 2004) and on cost of sales (reduced by 294 million euros in the 2004 first quarter and by 1,090 million euros in the 2004), while a no significant impact is generated on the net operating result; furthermore, the amount of these impacts in future years will depend on changes in volume and characteristics of these contracts year-over-year. Notwithstanding this, these changes are not expected to have particularly significant impacts on Group reported earnings, also in the next years.

E. Revenue recognition - Other

Under Italian GAAP recognition of disposals is based primarily on legal and contractual form (transfer of legal title).
Under IFRS, when risks and rewards are not substantially transferred to the buyer and the seller maintains a continuous involvement in the operations or assets being sold, the transaction is not recognized as a sale.

Consequently, some disposal transactions, such as the disposal of a 14% interest in Italenergia Bis and some minor real estate transactions, have been reversed retrospectively: the related asset has been recognized in the IFRS balance sheet, the initial gain recorded under Italian GAAP has been reversed and the cash received at the moment of the sale has been accounted for as a financial liability.

In particular, in 2001 the Company acquired a 38.6% shareholding in Italenergia S.p.A., now Italenergia Bis (“Italenergia”), a company formed between Fiat, Electricité de France (“EDF”) and certain financial investors for the purpose of acquiring control of the Montedison - Edison (“Edison”) group through tender offers. Italenergia assumed effective control of Edison at the end of the third quarter of that year and consolidated Edison from October 1, 2001. In 2002 the shareholders of Italenergia entered into agreements which resulted, among other things, in the transfer of a 14% interest in Italenergia from Fiat to other shareholders (with a put option that would require Fiat to repurchase the shares transferred in certain circumstances) and the assignment to Fiat of a put option to sell its shares in Italenergia to EDF in 2005, based on market values at that date, but subject to a contractually agreed minimum price in excess of book value.

Under Italian GAAP, Fiat accounted for its investments in Italenergia under the equity method, based on a 38.6% shareholding through September 30, 2002 and a 24.6% shareholding from October 1, 2002; in addition it recorded a gain of 189 million euros before taxes on the sale of its 14% interest in the investee to other shareholders effective September 30, 2002.

Under IFRS, the transfer of the 14% interest in Italenergia to the other shareholders is not considered to meet the requirements for revenue recognition set out in IAS 18, mainly due to the existence of the put options granted to the transferees and de facto constraints on the transferees’ ability to pledge or exchange the transferred assets in the period from the sale through 2005. Accordingly, the gain recorded in 2002 for the sale under Italian GAAP has been reversed, and the results of applying the equity method of accounting to the investment in Italenergia have been recomputed to reflect a 38.6% interest in the net results and stockholders’ equity of the investee, as adjusted for the differences between Italian GAAP and IFRS applicable to Italenergia.

This adjustment decreased the stockholders’ equity at January 1, 2004 and at December 31, 2004 for an amount of 153 million euros and 237 million euros, respectively. Furthermore this adjustment increased the investment for an amount of 291 million euros at January 1, 2004 and of 341 million euros at December 31, 2004 and the financial debts for an amount of 572 million euros at January 1, 2004 and of 593 million euros at December 31, 2004, as a consequence of the non-recognition of the transfer of the 14% interest in Italenergia.

F. Scope of consolidation

Under Italian GAAP, the subsidiary BUC - Banca Unione di Credito, as required by law, was excluded from the scope of consolidation as it has dissimilar activities and was accounted for using the equity method.

IFRS do not allow this kind of exclusion: consequently, BUC is included in the IFRS scope of consolidation.

Furthermore, under Italian GAAP investments that are not controlled on a legal basis or a de facto basis determined considering voting rights are excluded from the scope of consolidation.

Under IFRS, in accordance with SIC 12 - Consolidation - Special Purpose Entities, a Special Purpose Entity (“SPE”) shall be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity.

This standard has been applied to all receivables securitization transactions entered by the Group (see the paragraph “Sales of receivables” below), to a real estate securitization transaction entered into in 1998 and to the sale of Fiat Auto Spare Parts business to “Società di Commercializzazione e Distribuzione Ricambi S.p.A" ("SCDR") in 2001.

In particular, in 1998 the Group entered in a real estate securitization and, under Italian GAAP, the related revenue was recognized at the date of the legal transfer of the assets involved. In the IFRS balance sheet at January 1, 2004 these assets have been written back at their historical cost, net of revaluations accounted before the sale, if any. Cash received at the time of the transaction has been accounted for in financial debt for an amount of 188 million euros at January 1, 2004.

The IFRS stockholders’ equity at January 1, 2004 was negatively impacted for 105 million euros by the cumulative effect of the reversal of the capital gain on the initial disposal and of the revaluation previously recognized under Italian GAAP, net of the related effect of asset depreciation, as well as the recognition of financial charges on related debt, net of the reversal of rental fees paid, if any. The impact on 2004 net result is not material.

Furthermore, in 2001 the Group participated with a specialist logistics operator and other financial investors in the formation of "Società di Commercializzazione e Distribuzione Ricambi S.p.A" ("SCDR"), a company whose principal activity is the purchase of spare parts from Fiat Auto for resale to end customers. At that date Fiat Auto and its subsidiaries sold their spare parts inventory to SCDR recording a gain of 300 million euros. The Group's investment in SCDR represents 19% of SCDR's stock capital and is accounted for under the equity method for Italian GAAP.

Under IFRS, SCDR qualifies as a Special Purposes Entity (SPE) as defined by SIC 12 due to the continuing involvement of Fiat Auto in SCDR operations. Consequently, SCDR has been consolidated on a line by line basis in the IFRS financial statements, with a consequent increase in financial debt of 237 million euros and of 471 million euros at January 1, 2004 and at December 31, 2004, respectively. Opening stockholders’ equity at January 1, 2004 was reduced by 266 million euros by the amount corresponding to the unrealized intercompany profit in inventory held by SCDR on that date; this amount did not change significantly at the end of 2004.

G. Property, Plant and Equipment

Under Italian GAAP and IFRS, assets included in Property, Plant and Equipment are usually recorded at cost, corresponding to the purchase price plus the direct attributable cost of bringing the assets up to their working condition.

Under Italian GAAP, Fiat revalued certain Property, Plant and Equipment to amounts in excess of historical cost, as permitted or required by specific laws of the countries in which the assets were located. These revaluations were credited to stockholders’ equity and the revalued assets were depreciated over their remaining useful lives.

Furthermore, under Italian GAAP, the land directly related to buildings included in Property, Plant and Equipment is depreciated together with the related building depreciation.

The revaluations and land depreciation are not allowed under IFRS. Therefore IFRS stockholders’ equity at January 1, 2004 reflects a negative impact of 164 million euros, related to the effect of the elimination of the asset revaluation recognized in the balance sheet, partially offset by the reversal of the land depreciation charged to prior period income statements.

In the 2004 IFRS income statement, the abovementioned adjustments have had a positive impact of 2 million euros and of 14 million euros in the 2004 first quarter and in the 2004, respectively due to the reversal of the depreciation on revalued assets, net of adjustments on gains and losses, if any, on disposal of related assets, and to the reversal of lands depreciation.

H. Write-off of deferred costs

Under Italian GAAP, the Group defers and amortizes certain costs (mainly start-up and related charges). IFRS require these to be expensed when incurred.

In addition, costs incurred in connection with share capital increases, which are also deferred and amortized under Italian GAAP, are deducted directly from the proceeds of the increase and debited to stockholders’ equity under IFRS.

I. Impairment of assets

Under Italian GAAP, the Group tests its intangible assets with indefinite useful lives (mainly goodwill) for impairment annually by comparing their carrying amount with their recoverable amount in terms of the value in use of the asset itself (or group of assets). In determining the value in use the Group estimates the future cash inflows and outflows of the asset (or group of assets) to be derived from the continuing use of the asset and from its ultimate disposal, and discounts those future cash flows. If the recoverable amount is lower than the carrying value, an impairment loss is recognized for the difference.

With reference to tangible fixed assets, under Italian GAAP the Group accounts for specific write-offs when the asset will no longer be used. Furthermore, in presence of impairment indicators, the Group tests for impairment tangible fixed assets, using the undiscounted cash flow method in determining the recoverable amount of homogeneous group of assets. If the recoverable amount thus determined is lower than the carrying value, an impairment loss is recognized for the difference.

Under IFRS, intangible assets with indefinite useful lives are tested for impairment by a methodology substantially similar to the one required by Italian GAAP. Furthermore, development costs, capitalized under IFRS and expensed under Italian GAAP, are attributed to related cash generating unit and tested for impairment together with the related tangible fixed assets, applying the discounted cash flow method in determining their recoverable amount.

Consequently, the reconciliation between Italian GAAP and IFRS reflects adjustments due to both impairment losses on development costs previously capitalized for IFRS purposes, and the effect of discounting on the determination of the recoverable amount of tangible fixed assets.

L. Reserves for risks and charges

Differences between Italian GAAP and IFRS refer mainly to the following items:

▪
Restructuring reserve: the Group provides restructuring reserves based upon management’s best estimate of the costs to be incurred in connection with each of its restructuring programs at the time such programs are formally decided. Under IFRS the requirements to recognize a constructive obligation in the financial statements are more restrictive, and some restructuring reserve recorded under Italian GAAP have been reversed.

▪
Reserve for vehicle sales incentives: under Italian GAAP Fiat Auto accounts for certain incentives at the time at which a legal obligation to pay the incentives arises, which may occur in periods subsequent to that in which the initial sale to the dealer network is made. Under IAS 37 companies are required to make provision not only for legal, but also for constructive obligations based on an established pattern of past practice. In the context of the IFRS restatement exercise, Fiat has reviewed its practice in the area of vehicle sales incentives and has determined that for certain forms of incentives a constructive obligation exists which should be provided under IFRS at the date of sale.

M. Recognition and Measurement of Derivatives

Beginning in 2001 the Fiat Group adopted - to the extent that it is consistent and not in contrast with general principles set forth in the Italian law governing financial statements - IAS 39 Financial Instruments: Recognition and Measurement. In particular, taking into account the restrictions under Italian law, the Group maintained that IAS 39 was applicable only in part and only in reference to the designation of derivative financial instruments as “hedging” or “non-hedging instruments” and with respect to the symmetrical accounting of the result of the valuation of the hedging instruments and the result attributable to the hedged items (“hedge accounting”). The transactions which, according to the Group’s policy for risk management, are able to meet the conditions stated by the accounting principle for hedge accounting treatment, are designated as hedging transactions; the others, although set up for the purpose of managing risk exposure (inasmuch as the Group’s policy does not permit speculative transactions), have been designated as “trading”.

Main differences between Italian GAAP and IFRS may be summarized as follows:

▪
Instruments designated as “hedging instruments” - under Italian GAAP, the instrument is valued symmetrically with the underlying hedged item. Therefore, where the hedged item has not been adjusted to fair value in the financial statements, the hedging instrument has also not been adjusted. Similarly, where the hedged item has not yet been recorded in the financial statements (hedging of future flows), the valuation of the hedging instrument at fair value is deferred.

Under IFRS:

-
In the case of a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value shall be recognized in the income statement and the gain or loss on hedged item attributable to the hedge risk shall adjust the carrying amount of the hedged item and be recognized in the income statement. Consequently, no impact arises on net income (except for the ineffective portion of the hedge, if any) and on net equity, while adjustments impact the carrying values of hedging instruments and hedged items.

-	In the case of a cash flow hedge (hedging of future flows), the portion of gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized directly in equity through the statement of changes in equity; the ineffective portion of the gain or loss shall be recognized in the income statement. Consequently, with reference to the effective portion, only a difference on net equity arises between Italian GAAP and IFRS.

▪
Instruments designated as “non-hedging instruments”(except for foreign currency derivative instruments) - under Italian GAAP, these instruments are valued at market value and the differential, if negative compared to the contractual value, is recorded in the income statement, in accordance with concept of prudence. Under IAS 39 also the positive differential should also be recorded on the other hand. With reference to foreign currency derivative instruments, instead, the accounting treatment adopted under Italian GAAP is in compliance with IAS 39.

In this context, as mentioned in the Italian GAAP consolidated financial statements as of December 31, 2003, Fiat was party to a Total Return Equity Swap contract on General Motors shares, in order to hedge the risk implicit in the Exchangeable Bond on General Motors shares. This swap, despite being entered into for hedging purposes, could not be treated in hedge accounting and accordingly was defined as non-hedging instrument. Consequently, the positive fair value of the instrument as of December 31, 2003, amounting to 450 million euros, had not been recorded under Italian GAAP. During 2004, Fiat closed the contract, realizing a gain of 300 million euros.

In the IFRS restatement, the above mentioned positive fair value at December 31, 2003 has been recognized in opening equity, while, following the unwinding of the swap, a negative adjustment of the same amount has been recorded in the 2004 income statement.

N. Treasury stock

In accordance with Italian GAAP, the Group accounts for treasury stock as an asset and records related valuation adjustments and gains or losses on disposal in the consolidated statements of operations.

Under IFRS, treasury stock is deducted from stockholders’ equity and all movements in treasury stock are recorded in stockholders’ equity rather than in the income statement.

O. Stock options

Under Italian GAAP, with reference to share-based payment transactions, no obligations or compensation expenses are recognized.

In accordance with IFRS 2 - Share-based Payment, the full amount fair value of stock options on the date of grant must be expensed. Changes in fair value after the grant date have no impact on the initial measurement. The compensation expense corresponding to the options’ fair value is recognized in payroll costs on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognized directly in equity.

It should be mentioned that the Group applied the transitional provision stated by IFRS 2 and therefore applied this standard to all stock options granted after November 7, 2002 and not yet vested at the effective date of IFRS 2 (January 1, 2005). No compensation expense is required to be recognized for stock options granted prior to November 7, 2002, in accordance with transitional provision of IFRS 2.

The application of IFRS is not expected to have a material impact on reported earnings 2004 or opening shareholders’ equity at January 1, 2004.

P. Adjustments on the valuation of investments in associates

These adjustments represent the effect of the IFRS adjustments on the Group portion of the net equity of associates accounted for using the equity method.

Q. Sales of receivables

The Fiat Group sells a significant part of its finance, trade and tax receivables through either securitization programs or factoring transactions.

A securitization transaction entails the sale without recourse of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for.

Factoring transactions may be with or without recourse on the seller; certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables), require a first loss guarantee of the seller up to a limited amount or imply a continuing significant exposure to the receivables cash flow.

According to Italian GAAP, all receivables sold through either securitization or factoring transactions (both with and without recourse) have been derecognized. Furthermore, with specific reference to the securitization of retail loans and leases originated by the financial services companies, the net present value of the interest flow implicit in the installments, net of related costs, has been recognized in the income statement.

Under IFRS:

▪
As mentioned above, SIC 12 Special Purpose Entities stated that an SPE shall be consolidated when the substance of the relationship between the entity and the SPE indicates that the SPE is controlled by that entity: therefore all securitization transactions have been reversed, because the subscription of the junior asset-backed securities by the seller entails its control in substance over the SPE.

▪
IAS 39 allows for the derecognition of a financial asset when, and only when, the risks and rewards of the ownership of the assets are substantially transferred: consequently, all portfolios sold with recourse, and the majority of those sold without recourse, since risks and rewards have not been substantially transferred, have been reinstated in the IFRS balance sheet.

The impact of such adjustments on the stockholders’ equity and on the net income is not material. In particular, it refers mainly to the reversal of the gains on relating securitization transactions of financial service companies’ retail portfolio of receivables, realized under Italian GAAP and not yet realized under IFRS.

With regards financial structure, the reinstatement in balance sheet of receivables and payables involved in these sales transactions causes a significant increase on trade and financial receivables and on financial debts balances, and a worsening in net debt. In particular, in consequence of these reinstatements the trade receivables are increased of 3,563 million euros and of 2.130 ,euros at January 1, 2004 and at December 31, 2004, respectively; at the same report dates, financial receivables are increased of 6,127 million euros and of 6,997 euros, and financial debts have increased of 10,581 million euros and of 10,174 million euros, respectively.

R. Accounting for Deferred Income Taxes

This adjustment includes the combined effect of the net deferred tax effects, after allowance, on the above mentioned IFRS adjustments, as well as other minor differences between Italian GAAP and IFRS on the recognition of tax assets and liabilities.

AUDIT ACTIVITY ON THE RECONCILIATIONS REQUIRED BY IFRS 1

The IFRS reconciliations of balance sheet data as of January 1 and December 31, 2004, and of income statement data for the year ended December 31, 2004, together with the related explanatory notes, have been subjected to full audit procedures. The auditors, Deloitte & Touche, have completed their work and their report will be rendered public as soon as it is available. (*)

(*) On May 19, 2005 the external auditor Deloitte & Touche issued the abovementioned report, which is hereunder attached.

SPECIAL PURPOSE AUDITOR’S REPORT
ON THE STATEMENTS OF RECONCILIATION
TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
(Translation from the Original Issued in Italian)

To the Board of Directors
of Fiat S.p.A.

1.	We have audited the accompanying statements of reconciliation to International Financial Reporting Standards (“IFRS”) of Fiat S.p.A. and subsidiaries (the “Fiat Group”), comprising the statements of the effects of transition to IFRS on the consolidated balance sheets and the reconciliations of consolidated stockholders’ equity as of January 1, 2004 and December 31, 2004, the statement of the effects of transition to IFRS on the consolidated income statement and reconciliation of the consolidated net result for the year ended December 31, 2004 and the related explanatory notes, as presented in the Appendix to the Quarterly Report for the First Quarter 2005 (hereinafter, the “IFRS Reconciliation Statements”). These IFRS Reconciliation Statements are based on the consolidated financial statements of the Fiat Group as of December 31, 2003 and 2004, prepared in accordance with the applicable Italian statutory provisions governing the criteria for their preparation, which we have previously audited and on which we issued our auditor’s reports dated April 8, 2004 and April 5, 2005, respectively. The IFRS Reconciliation Statements have been prepared as part of the Group’s conversion to IFRS as adopted by the European Commission. These IFRS Reconciliation Statements are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these IFRS Reconciliation Statements based on our audit.

2.	We conducted our audit in accordance with generally accepted auditing standards in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS Reconciliation Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS Reconciliation Statements. An audit also includes assessing the adequacy and the fairness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

The audit of data included in the accompanying IFRS Reconciliation Statements for subsidiaries which reflect total assets representing 2% of consolidated total assets as of January 1, 2004 and December 31, 2004, and revenues representing 6% of consolidated revenues for the year 2004, is the responsibility of other auditors.

3.	In our opinion, the IFRS Reconciliation Statements identified in paragraph 1., taken as a whole, have been prepared in all material respects in accordance with the criteria and principles set out in article 82-bis of CONSOB Regulation no. 11971/1999 as amended by Resolution no. 14990 of April 14, 2005, which establishes the basis for the preparation of the IFRS reconciliation statements in Italy.

4.	Without qualifying our opinion, we draw attention to the fact that, as described in the explanatory notes, as a result of new versions, changes or interpretations of IFRS, the data presented in the IFRS Reconciliation Statements may require adjustment before its inclusion as comparative information in the consolidated financial statements as of and for the year ending December 31, 2005, when the Group prepares its first set of consolidated financial statements in accordance with IFRS as adopted by European Commission.

Moreover, as described in the explanatory notes, because the IFRS Reconciliation Statements have been prepared as part of the Group’s conversion to IFRS in connection with preparation of its 2005 full consolidated financial statements in accordance with IFRS as adopted by the European Commission, they do not include all of the statements, comparative information and explanatory notes which would be necessary for a full presentation of the financial position and results of operations of the Fiat Group in conformity with IFRS.

/s/DELOITTE & TOUCHE S.p.A.
DELOITTE & TOUCHE S.p.A.

Turin, Italy
May 19, 2005

This report has been translated into the English language solely for convenience of international readers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney